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As filed with the Securities and Exchange Commission on May 31, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Collegis, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7379	23-2414968
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2300 Maitland Center Parkway
Suite 340
Maitland, Florida 32751
(407) 660-1199
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thomas V. Huber
Collegis, Inc.
2300 Maitland Center Parkway
Suite 340
Maitland, Florida 32751
(407) 660-1199
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

R. Cabell Morris, Jr. Winston & Strawn 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5600	Lawrence D. Levin, Esq. Katten Muchin Zavis Rosenman 525 West Monroe Street, Suite 1600 Chicago, Illinois 60661 (312) 902-5200

Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, par value $0.01 per share	$75,000,000.00	$6,900.00

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)
In accordance with Rule 457(p), the registration fee of $20,084.00 paid by Collegis, Inc. in connection with the filing of Registration Statement on Form S-1 (Reg. No. 333-60093) on July 29, 1998 that was subsequently withdrawn has been offset against the currently due registration fee.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 31, 2002

                            Shares

Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $              and $              per share. We will apply to have our common stock quoted on The Nasdaq Stock Market's National Market under the symbol "CLGS."

        We are selling              shares of common stock and the selling stockholders are selling an aggregate of                            shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        The underwriters have an option to purchase a maximum of                            additional shares from certain selling stockholders to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 6.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Collegis	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares will be made on or about                            , 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Banc of America Securities LLC

U.S. Bancorp Piper Jaffray

The date of this prospectus is                            , 2002

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

        Until            , 2002 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our financial statements and notes to those statements.

Our Company

        We are a leading provider of integrated strategic advisory, education delivery and technology management solutions to colleges and universities in the United States. Our solutions address an array of technology-related issues facing colleges and universities, including institutional strategic assessment and planning, implementation of learning technology initiatives, new curricula design and long-term management of technology resources. Our integrated service offering, rather than a single-point solution, enables us to deliver an identifiable return on investment to our clients from a strategic, operational and financial perspective.

        We believe we are uniquely positioned to be the long-term strategic partner of choice to U.S. colleges and universities. Unlike technology vendors, systems integrators, broader consulting organizations and specialty service providers, we offer our clients all of the following:

  •
  dedicated focus and specialized expertise in higher education;

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  a comprehensive service offering that drives both revenue growth and cost savings;

  •
  objective assessment and advice due to our vendor neutral approach;

  •
  ongoing technology management with a focus on continuous improvement and accountability; and

  •
  size, stability and a proven track record of success within the higher education market.

        Our business model captures best practices developed from our broad experience within the higher education market, providing a scalable resource base to benefit our clients. We utilize our centralized expertise to provide our clients with technical solutions that they could not easily develop or acquire on their own. At the same time, we tailor our on-site service offerings to the unique needs of each client, providing clear accountability and defined results from a single, comprehensive service partner.

        We offer a full suite of academic and administrative services that enhance our clients' competitiveness and institutional reputations. We enable post-secondary institutions to:

  •
  maximize returns on technology and infrastructure investments;

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  generate revenue by attracting new students and developing new educational programs;

  •
  utilize emerging teaching, learning and student management technologies to better serve a growing, dispersed and increasingly technology-savvy student base; and

  •
  increase efficiencies in operations, information technology systems and administration.

Our mission is to partner with our clients to enhance the post-secondary educational experience for students, faculty and administrators.

        A foundation of our business is the relationships that we develop with our clients under our technology management agreements, which typically have initial terms of three to seven years. Although these contracts are for a fixed term, they are ordinarily renewed or expanded prior to expiration. Our business model provides us with a significant component of recurring and predictable revenue with over 75% of our total annual revenue having been contractually committed at the beginning of each of the last five years. We achieved compound annual revenue growth of 31.0% from 1997 to 2001.

        We offer our services to community, regional and national colleges and universities in the United States. According to the U.S. Department of Education, as of Spring 2001, there were approximately 4,100 of these institutions with aggregate annual operating budgets of over $270 billion serving approximately 15 million degree-seeking students. The DOE estimates that by 2010 post-secondary enrollments will increase to approximately 17 million degree-seeking students. We expect that enrollments will also rise as more working adults and other non-traditional students elect to continue their educations to obtain additional skills training or specialized certifications to increase their earning potential. The rising numbers of high school graduates, escalating enrollments by working adults and other non-traditional students and rapid growth in non-degree studies are straining the physical and faculty resources of many institutions, particularly mid-sized institutions and community colleges.

        In addition to increasing enrollments, U.S. colleges and universities currently face a number of other challenges, including managing budgetary constraints, outdated technology and administrative systems, rising demand for technology-enhanced education and services and increased competition for students. A growing number of for-profit, post-secondary education providers has further intensified competition among schools for students. Although prevalent among institutions of all sizes, these challenges are particularly acute at mid-sized colleges and universities and community colleges in large, metropolitan areas. Currently, we focus primarily on this market segment because we believe these institutions can benefit most from our services.

        We have a proven track record of delivering consistent results to our clients, helping them address their most critical business and technology issues. Our goal is to become the primary provider of integrated strategic advisory, education delivery and technology management solutions to post-secondary institutions of all sizes. We intend to pursue the following growth strategies to attain this goal:

  •
  expand our client base by capitalizing on our established reputation and existing relationships within the higher education market;

  •
  broaden and upgrade existing client relationships to enhance our position as their strategic and technology partner;

  •
  further develop our curriculum solutions division to create additional revenue sources for our clients; and

  •
  expand services through internal development and acquisitions to further enhance our value as a comprehensive solutions provider.

        We were formed in Pennsylvania in 1986. On May 23, 1996, we reincorporated in Delaware. On August 31, 2001, we acquired Eduprise, Inc. in exchange for shares of our common stock.

        Our principal executive offices are located at 2300 Maitland Center Parkway, Suite 340, Maitland, Florida 32751. Our telephone number at that location is (407) 660-1199. Our web site is http://www.collegis.com. The information contained on our web site is not incorporated by reference into this prospectus. References in this prospectus to "Collegis", "we", "us" and "our" refer to Collegis, Inc.

The Offering

Common stock offered by us	shares
Common stock offered by selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	To provide working capital for our operations and to fund general corporate purposes.
Proposed Nasdaq National Market symbol	CLGS

        Except as otherwise indicated, the information in this prospectus assumes the inclusion of 731,994 shares of common stock issuable to certain selling stockholders for resale in this offering upon exercise of all outstanding warrants and does not assume inclusion of the following:

  •
  5,105,837 shares of common stock issuable upon exercise of stock options outstanding as of May 15, 2002 at a weighted average exercise price of $2.94 per share;

  •
  shares of common stock available for issuance under our 2002 Stock Incentive Plan; and

  •
  any shares to be sold by any selling stockholders upon exercise of the underwriters' over-allotment option.

SUMMARY FINANCIAL DATA

        The following table summarizes our statement of operations during the periods indicated. You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto included elsewhere in this prospectus. The summary pro forma financial data have been derived from the unaudited pro forma financial data included elsewhere in this prospectus, which have been prepared by applying certain pro forma adjustments resulting from our acquisition of Eduprise, Inc. on August 31, 2001. The pro forma data assumes that the Eduprise acquisition occurred on January 1, 2001. The pro forma financial statements are presented for information purposes only and have been derived from, and should be read in connection with, our financial statements, including the notes thereto included elsewhere in this prospectus. For additional information regarding the pro forma financial statements, see "Unaudited Pro Forma Financial Data" included elsewhere in this prospectus.

	Years ended December 31,				Three months ended March 31,
	1999	2000	2001	Pro Forma 2001	2001	Pro Forma 2001	2002
	(in thousands, except per share data)
Statement of Income Data:
Revenue	$49,707	$56,376	$70,359	$75,756	$15,851	$17,627	$22,790
Operating expenses:
Cost of services	30,361	34,022	42,893	46,357	9,739	11,076	14,263
Selling, general and administrative	11,526	12,539	18,709	24,987	3,757	5,874	5,909
Depreciation and amortization	429	1,312	1,297	1,582	143	365	407
Other operating expenses	702	797	679	922	—	230	115

Total operating expenses	43,018	48,670	63,578	73,848	13,639	17,545	20,694

Operating income	6,689	7,706	6,781	1,908	2,212	82	2,096
Interest expense (income), net	354	282	58	(135)	27	(83)	52

Income before income taxes	6,335	7,424	6,723	2,043	2,185	165	2,044
Income tax expense	2,535	2,972	2,676	818	874	66	818

Income from continuing operations	3,800	4,452	4,047	1,225	1,311	99	1,226
Loss from discontinued operations(1)	551	—	—	—	—	—	—

Net income	$3,249	$4,452	$4,047	$1,225	$1,311	$99	$1,226

Earnings Per Share — Diluted:
Income from continuing operations	$0.25	$0.31	$0.26	$0.07	$0.09	$0.01	$0.07
Net income	$0.21	$0.31	$0.26	$0.07	$0.09	$0.01	$0.07
Weighted average shares outstanding	15,682	14,258	15,516	18,392	13,948	18,240	18,659
Additional Financial Information:
Cash flows from operating activities	$3,592	$7,007	$6,059		$846		$(216)
Cash flows from investing activities	(833)	(187)	3,203		(321)		(101)
Cash flows from financing activities	(1,241)	(3,879)	(2,789)		(128)		(551)
EBITDA(2)	7,118	9,018	8,078		2,355		2,503

(1)
In June 1999, we sold our learning technology solutions division to a group of investors who operated it as Eduprise, Inc. We have reflected the division's results through the time of disposition as a discontinued operation.

(2)
EBITDA equals income before interest, taxes, depreciation and amortization. EBITDA is presented because we believe that it provides a meaningful measurement from which to further analyze our results of operations. EBITDA should not be considered as an alternative to, nor is there any implication that it is more meaningful than, any measure of performance or liquidity as promulgated under accounting principles generally accepted in the United States.

        The following table is a summary of our balance sheets as of December 31, 1999, 2000 and 2001 and March 31, 2002, and as adjusted assuming completion of this offering, as of March 31, 2002. To calculate the "As Adjusted" data, we have assumed the sale by us of                        shares of common stock in this offering at an assumed initial public offering price of $            per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering.

	December 31,			March 31, 2002
	1999	2000	2001	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,296	$8,237	$14,710	$13,842	$
Working capital	5,485	6,614	13,657	15,236
Intangible assets	681	—	10,343	10,223
Total assets	15,766	19,529	44,857	46,471
Long-term obligations	4,630	3,515	1,723	1,652
Stockholders' equity	2,471	4,611	29,407	30,753

RISK FACTORS

        This offering involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually occurs, there could be a material adverse effect on our business, financial condition or results of operations. In this case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We are dependent on the higher education industry.

        Substantially all of our clients are colleges and universities. Unfavorable events or economic conditions adversely impacting the higher education market could have a material adverse effect on our business, financial condition and results of operations. For example, a general economic downturn could further intensify the competitive pressures facing colleges and universities that constitute a significant market for our services. Unfavorable events or adverse economic conditions could decrease our pool of potential clients or affect the willingness or financial ability of post-secondary institutions to engage us as a service provider.

If our existing clients do not renew or upgrade our services upon expiration of a contract or if we fail to persuade additional post-secondary institutions to use our services, our revenues and results of operations will be adversely affected.

        Historically, when providing technology management services, we have formed long-term relationships with our clients. A significant portion of our revenues comes from renewals of or upgrades to existing contracts prior to their expiration. If our clients do not renew or upgrade expired contracts, our revenues and results of operations will be adversely affected. Because our services typically cost more than our clients have historically budgeted for such expenses, we must convince clients that our services will generate a sufficient return to justify the additional investment. Our ability to increase revenues will be impaired if we are unsuccessful in persuading additional colleges and universities to use our services.

A failure or inability to meet a client's expectations may harm our reputation and adversely affect our business.

        We believe the higher education market is unique in the importance that colleges and universities place on reputation and trust. We depend on our existing relationships with clients and our reputation for high-quality professional services and integrity to attract and retain clients. Because client referrals are an important component in obtaining new engagements in the higher education market, a failure or inability to meet a client's expectations could seriously damage our reputation and adversely affect our ability to attract new business.

A reduction in government funding to our clients could have a negative effect on our revenues.

        Federal and state governments provide various forms of direct and indirect support for higher education in the form of direct appropriations, subsidies, grants and guaranteed student loan programs. Accordingly, most of the colleges and universities that we serve or intend to serve depend substantially on government funding. The government appropriations process is often slow, unpredictable and subject to economic and political factors outside our control. During 2001, we derived 16% of our revenue from services provided to New Jersey-based community colleges and 16% from services provided to Florida-based community colleges. Curtailments or substantial reductions in government-funded or sponsored institutions and programs, or termination or renegotiation of government-funded contracts, could have a material adverse impact on or result in the delay or termination of our revenues associated with these programs and contracts. Additionally, certain of our contracts provide that if the client is affected by a reduction in funding, then the amounts owed to us may be reduced, subject to a pro rata reduction in the level of services we provide.

Our business depends on the continued growth in the use of technology in higher education.

        Our business is dependent upon continued growth in the use of technology in education by our clients and prospective clients. The successful use of new technology in education generally requires that students, faculty and administrators understand and accept the new technology. Institutions that have already invested substantial resources in traditional operations, systems, administration and educational techniques may be reluctant or slow to adopt a new approach if they perceive that the new technology will be rejected by students, faculty or administrators or that it may make some of their existing personnel and infrastructure obsolete. If the growth in the use of technology does not continue or continues more slowly than we expect, demand for our services may decrease and our revenues could decline.

Our success is dependent on our ability to attract and retain key personnel in a highly competitive marketplace.

        Our business involves the delivery of professional and technical services and is labor intensive. Our performance depends on the continued service of our key technical employees and client managers and our ability to continue to attract, train, retain and motivate such personnel. Competition for such personnel is intense, particularly for highly skilled and experienced technology personnel who also have backgrounds serving higher education. Such technical personnel are in great demand and are likely to remain a limited resource for the foreseeable future. Competitive forces may require us to increase the compensation of our personnel. We may not be able to pass any such increase on to our clients. As a result, we may not be able to attract or retain sufficient numbers of highly skilled employees in the future. The inability to do so could have a material adverse effect upon our business, operating results or financial condition. Our ability to achieve our growth strategy also depends in large part upon the efforts of our senior management. The loss of the services of one or more of our key officers could adversely affect our business and operating results.

Our success depends on our ability to anticipate technological advances and meet evolving industry standards.

        Our success will depend, in part, on our ability to anticipate and develop solutions that keep pace with changes in information technology, evolving industry standards and changing client needs and preferences. Our failure to anticipate and address these developments could have a material adverse effect on our business, financial condition or results of operations. In addition, services or technologies developed by third parties may render our services less competitive.

Potential liability claims from our services may adversely affect our business.

        Our services, especially the management of a substantial portion of an institution's technology resources, involve key aspects of computer systems and are typically critical to a client's operations. Failures in a client's system, or a failure in our systems, could result in a claim for substantial damages against us, regardless of our actual responsibility or the terms in our client contracts. We maintain general liability insurance coverage, including coverage for errors and omissions. However, such coverage may not continue to be available on acceptable terms, or may not be available in sufficient amounts to cover one or more large claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could each have a material adverse effect on our business, financial condition and results of operations. Although we attempt to contractually limit our liability, we may be legally prevented from doing so with respect to certain clients.

Our failure to accurately estimate the expenses required to complete our contracts may adversely impact our financial condition and results of operations.

        Substantially all of our revenues are generated under long-term contracts. If we fail to accurately estimate the resources and related expenses required for a contract or fail to complete our contractual obligations in a manner consistent with the budget upon which the contract was based, our business, financial condition and results of operations could be adversely impacted.

The variability and length of the sales cycle for our services may make our operating results unpredictable and volatile.

        The period between our initial contact with a potential customer and the purchase of our services by that customer typically ranges from three to nine months. Factors that contribute to our long sales cycle include:

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  the large size and scope of our potential engagement;

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  our need to educate potential clients about the benefits of our services;

  •
  competitive evaluations by clients; and

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  the client's internal budgeting and approval processes.

Our long sales cycle makes it difficult for us to predict if and when a potential engagement will actually occur.

Our revenues, operating results and profitability will fluctuate from quarter to quarter, which may result in increased volatility of our share price.

        Variations in our revenues, operating results and profitability from quarter to quarter have occurred in the past, and are likely to occur in the future. These variations may result from a number of factors, including:

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  the timing, size and scope of new client engagements;

  •
  the termination of, or failure to renew or upgrade existing client engagements;

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  fluctuations in our reported gross profit due to expenses in excess of budgeted amounts; and

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  general economic conditions.

        Due to the foregoing factors, it is possible that in some future periods our results of operations will be below the expectations of public market analysts and investors. This may lead to volatility in our share price.

Our success is dependent upon our relationships and contracts with certain key clients.

        We have derived and expect to continue to derive a significant portion of our revenue from a relatively limited number of clients. Our top five clients accounted for approximately 24.3% of our revenue in 2001. For the three months ended March 31, 2002, our top five clients accounted for approximately 26.2% of our revenue. The loss of any one or more of our major clients could have a material adverse effect on our business, financial condition or results of operations.

We may be unable to manage our growth, which may harm our business.

        We continue to experience significant growth, which has placed, and could continue to place, a strain on our financial, managerial and human resources. From December 31, 1997 through May 15, 2002, the number of our full-time employees increased from approximately 290 to over 780. We expect that the number of our employees will continue to increase for the foreseeable future and such increases may occur in large groups as a result of signing large client contracts. Our future performance and profitability will depend on our ability to integrate new employees into our workforce successfully, particularly in light of the decentralized nature of our workforce. To manage our growth, we must continue to implement and improve our managerial controls and procedures along with our operational and financial systems. We may not have made adequate allowances for the costs associated with this expansion, our systems, procedures or controls may be inadequate to support our operations and our management may be unable to successfully offer and expand our services. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be materially adversely affected.

We operate in a highly competitive market and increasing competition could result in decreased demand for our services, lower margins and loss of market share.

        The market for professional and technology management services is competitive, highly fragmented and subject to rapid technological change. Our primary competitive challenge is overcoming the initial resistance to our services from the internal information technology departments of our prospective clients. We compete for clients and experienced personnel with a number of companies having significantly greater financial, technical and marketing resources and revenues than we have. Our competitors include systems consulting and integration services providers, software and professional service organizations and general management consulting firms. Current and potential competitors may make strategic acquisitions or establish cooperative relationships to increase their service offerings to post-secondary institutions. Accordingly, it is possible that new competitors or alliances may emerge and rapidly gain significant market share. Increased competition could result in downward pricing pressures and loss of market share for us.

Our failure to successfully integrate any future acquisitions could strain our managerial, operational and financial resources.

        We may, from time to time, pursue acquisitions of businesses, products or technologies that complement or expand our existing business to meet client and market demands for new services or enhanced skills. Our success in executing our acquisition strategy will depend on our ability to identify potential targets that meet our criteria, including a reputation as a leading service provider with strong client relationships and a complementary culture. Our management has had limited experience in making acquisitions, and we may not be able to complete the acquisitions on acceptable terms or we may not be able to successfully integrate any acquired assets or businesses into our operations. Acquisitions involve a number of risks, including the diversion of management's attention from day-to-day operations to the assimilation of the operations and personnel of the acquired companies and the incorporation of acquired operations, customer lists, products or technologies. In addition, we may require additional debt or equity financing to consummate future acquisitions, which financing may not be available on terms satisfactory to us, if at all. We may issue shares of our common stock as part of the consideration for an acquisition, which may dilute our earnings per share. We cannot assure you that any acquisitions will be successfully completed or that, if one or more acquisitions is completed, the acquired businesses, products or technologies will generate sufficient revenue to offset the associated costs or other adverse effects.

Misuse or misappropriation of our proprietary rights could adversely affect our results of operations.

        Although we do not develop software or systems for license, our performance is in part dependent upon our internal information and communication systems, databases, tools, and the methodologies that we have developed to serve our clients. We have no patents and consequently, we rely on a combination of nondisclosure and other contractual arrangements and copyright, trademark and trade secret laws to protect our proprietary systems, information and procedures. In addition, we enter into and rely upon confidentiality agreements with our employees and clients and limit access to and distribution of our proprietary information. The steps that we take to protect our proprietary rights may not be adequate to prevent the misappropriation of our proprietary rights. In addition, we may not detect unauthorized use or take appropriate steps to enforce our proprietary rights. Ownership of intellectual property created in providing services to our clients is the subject of negotiation and is frequently assigned to the client. We generally retain the right to use any intellectual property that is developed during a client engagement that is of general applicability and is not specific to the client engagement. Issues relating to the ownership of and rights to use intellectual property developed during the course of a client engagement can be complicated, and clients may demand assignment of ownership or restrict the use of the work that we produce in the future. In addition, disputes may arise that affect our ability to resell or reuse such intellectual property.

Risks Related to this Offering

There has been no prior public market for our common stock.

        Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market or how liquid that market might become. The market price of the common stock may decline below the initial public offering price. The initial public offering price for the shares has been determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market following the completion of this offering.

The trading price of our common stock could fluctuate significantly.

        The stock market has experienced significant price and volume fluctuations that have affected the market prices of companies in recent years. These fluctuations may continue to occur and disproportionately impact our stock price. Factors that could have a significant impact on the market price of our common stock include:

  •
  actual or anticipated variation in quarterly operating results;

  •
  failure to achieve, or changes in, financial estimates or recommendations of securities analysts;

  •
  a downturn in the higher education market generally;

  •
  additions or departures of key personnel;

  •
  announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  reductions in funding for post-secondary institutions; and

  •
  general market conditions.

        In particular, the realization of any of the risks described in these "Risk Factors" could have a dramatic and material adverse impact on the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. This type of litigation could result in substantial costs and a diversion of management's attention and resources, which could materially affect our business, financial condition or results of operations.

The future sale of shares of our common stock by existing stockholders may negatively affect our stock price.

        If our existing stockholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding options in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, we will have outstanding                        shares of common stock. Of these shares, the                        shares being offered in this offering will be freely tradable. Our directors, executive officers, existing stockholders and warrant holders and substantially all of our option holders have agreed to the lock-up restrictions described in "Underwriting." After these lock-up agreements expire 180 days from the date of this prospectus, an additional            shares will be eligible for sale in the public market. Sales of substantial amounts of common stock (including shares issued in connection with future acquisitions that may be issued with registration rights), or the availability of such shares for sale, may adversely affect the prevailing market price for the common stock and could impair our ability to obtain additional capital through an offering of our equity securities.

You will incur immediate and substantial dilution and may experience further dilution.

        The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of the common stock from the price you pay for the common stock. To the extent outstanding options and warrants to purchase common stock are exercised, there will be further dilution. Moreover, there can be no assurance that we will not require additional funds to support our working capital requirements or for other purposes, in which case we may seek to raise such additional funds through public or private equity financings or from other sources. Any such financing may result in additional dilution to our stockholders.

Control by principal stockholders could adversely affect our stockholders.

        Upon completion of this offering, certain of our existing shareholders will continue to beneficially own a significant percentage of our outstanding common stock and will have substantial ability to control matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could materially adversely affect the market price of our common stock.

A third-party could be prevented from acquiring your shares of stock at a premium to the market price because of our anti-takeover provisions in our charter and bylaws and Delaware law.

        The following provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that you may consider favorable, including transactions in which you might otherwise receive a premium for your shares:

  •
  the ability of our board of directors to issue preferred stock, and determine its terms, without a stockholder vote;

  •
  our classified board of directors, which effectively prevents stockholders from electing a majority of the directors at any one annual meeting of stockholders;

  •
  the requirement that any business combination transaction be approved by the holders of at least 66 2/3% of our outstanding common stock;

  •
  the prohibition against stockholder actions by written consent; and

  •
  the inability of stockholders to call a special meeting of stockholders.

        In addition, some provisions of Delaware law, particularly the "business combinations" statute in Section 203 of the Delaware General Corporation Law, may also discourage, delay or prevent someone from acquiring us or merging with us. See "Description of Capital Stock" for detailed information on these provisions.

We have broad discretion to use the proceeds from this offering, and our use of these proceeds may not yield a favorable return.

        We have not identified specific uses for a significant portion of the net proceeds of this offering. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Although we have no plans, commitments or agreements with respect to any material acquisitions as of the date of this prospectus, we may seek acquisitions of businesses that are complementary to ours, and a portion of the net proceeds may be used for such acquisitions.

Because it is unlikely that we will pay dividends, you will only be able to benefit from holding our stock if the stock price appreciates.

        We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We presently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. As a result of not collecting a dividend, you will not experience a return on your investment, unless the price of our common stock appreciates and you sell your shares of common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the Reform Act. Such forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts.

        When used in this prospectus, the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "seek," "should," "will" or "would" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of the                        shares of common stock we are offering pursuant to this prospectus will be approximately $                        , at an assumed initial public offering price of $            per share and after deducting the underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders.

        The principal purposes of this offering are to provide working capital to expand our operations and to fund general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, although we currently have no commitments or agreements with respect to any such transactions. Pending such uses, the net proceeds will be invested in short-term investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. See "Risk Factors — We have broad discretion to use the proceeds from this offering, and our use of these proceeds may not yield a favorable return" for a description of several risks relating to our use of proceeds.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion of our business. Any payments of dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our actual and our as adjusted capitalization as of March 31, 2002. Our as adjusted capitalization gives effect to:

  •
  the sale of                  shares of common stock offered by us pursuant to this prospectus at an assumed offering price per share of $            , after deducting the underwriting discounts and commissions and our estimated offering expenses; and

  •
  the issuance of 731,994 shares of common stock to certain selling stockholders for resale in this offering upon exercise of all outstanding warrants for an aggregate consideration of $1.1 million.

        This table should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes to those statements included elsewhere in this prospectus.

	As of March 31, 2002
	Actual	As Adjusted
	(in thousands, except share and per share data)
Current maturities of long-term debt	$1,822
Long-term debt	1,652
Stockholders' equity:
Preferred stock, $0.01 par value per share; 1,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.01 par value per share; 25,000,000 shares authorized; 17,378,236 shares issued and outstanding; shares issued and outstanding as adjusted	174
Warrants	438
Paid-in capital	28,627
Deferred compensation	(793)
Treasury stock	(11,731)
Retained earnings	14,038

Total stockholders' equity	30,753

Total capitalization	$34,227

        The preceding table does not include:

  •
  5,105,837 shares of common stock issuable upon exercise of stock options outstanding as of May 15, 2002 at a weighted average exercise price of $2.94 per share;

  •
  shares of common stock available for issuance under our 2002 Stock Incentive Plan; and

  •
  any shares to be sold by any selling stockholder upon exercise of the underwriters' over-allotment option.

DILUTION

        Our net tangible book value as of March 31, 2002 was approximately $20.5 million or $1.18 per share, based on the number of shares of common stock outstanding as of March 31, 2002. Net tangible book value per share is equal to the amount of our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. After giving effect to the sale of common stock offered by us pursuant to this prospectus at an assumed initial public offering price of $             per share, our receipt of the estimated net proceeds from this offering and the issuance of 731,994 shares of common stock upon the exercise of all outstanding warrants, our pro forma net tangible book value as of March 31, 2002 would have been approximately $       million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share at March 31, 2002	$1.18
Increase per share attributable to new investors in this offering

Pro forma net tangible book value per share after this offering

Net tangible book value dilution per share to new investors in this offering		$

        The following table summarizes the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100.0%			$100.0%

        The foregoing discussion and table assumes the issuance of 731,994 shares of common stock to certain selling stockholders for resale in this offering upon exercise of all outstanding warrants. The foregoing discussion and table assumes no exercise of any outstanding stock options. As of May 15, 2002, there were 5,105,837 options outstanding to purchase common stock. To the extent that any of these options are exercised, there will be further dilution to the new investors.

        If the underwriters exercise their over-allotment option in full, the following will occur:

  •
  the number of shares of our common stock held by existing stockholders will decrease to                        , or approximately            % of the total number of shares of our common stock outstanding after this offering;

  •
  the number of shares of our common stock held by new investors will increase to                        , or approximately            % of the total number of shares of our common stock outstanding after this offering; and

  •
  pro forma net tangible book value will increase to $             per share to existing stockholders, and there will be an immediate dilution in pro forma net tangible book value of $             per share to new investors.

SELECTED FINANCIAL DATA

        The following selected financial data is qualified by reference to, and should be read in conjunction with, our financial statements and the notes to such statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected statement of income data presented for the years ended December 31, 1999, 2000 and 2001 and the balance sheet data as of December 31, 2000 and 2001, are derived from our audited financial statements and are included elsewhere in this prospectus. The selected statement of income data presented for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 have been derived from our audited financial statements not included in this prospectus. The selected statement of income data for the three months ended March 31, 2001 and 2002 and the balance sheet data as of March 31, 2002 are derived from our unaudited financial statements included elsewhere in this prospectus. These unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, include all material adjustments, consisting only of normal recurring adjustments, necessary to present fairly this unaudited financial information. Such financial information may not be indicative of results for a full year.

	Years Ended December 31,					Three Months Ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Statement of Income Data:
Revenue	$23,882	$36,890	$49,707	$56,376	$70,359	$15,851	$22,790
Operating expenses:
Cost of services	14,147	21,929	30,361	34,022	42,893	9,739	14,263
Selling, general and administrative	6,002	8,751	11,526	12,539	18,709	3,757	5,909
Depreciation and amortization	153	229	429	1,312	1,297	143	407
Other operating expenses(1)	487	3,357	702	797	679	—	115

Total operating expenses	20,789	34,266	43,018	48,670	63,578	13,639	20,694

Operating income	3,093	2,624	6,689	7,706	6,781	2,212	2,096
Interest expense, net	869	650	354	282	58	27	52

Income before income taxes	2,224	1,974	6,335	7,424	6,723	2,185	2,044
Income tax expense	938	802	2,535	2,972	2,676	874	818

Income from continuing operations	1,286	1,173	3,800	4,452	4,047	1,311	1,226
Loss from discontinued operations(2)	—	53	551	—	—	—	—

Net income(3)	$1,016	$1,120	$3,249	$4,452	$4,047	$1,311	$1,226

Earnings Per Share — Diluted:
Income from continuing operations	$0.09	$0.08	$0.25	$0.31	$0.26	$0.09	$0.07
Net income	$0.07	$0.07	$0.21	$0.31	$0.26	$0.09	$0.07
Weighted average shares outstanding	13,682	14,995	15,682	14,258	15,516	13,948	18,659
	As of December 31,
						March 31, 2002
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,568	$3,778	$5,296	$8,237	$14,710	$13,842
Working capital	2,793	4,491	5,485	6,614	13,657	15,236
Intangible assets	—	569	681	—	10,343	10,223
Total assets	8,257	12,480	15,766	19,529	44,857	46,471
Long-term obligations	8,150	6,900	4,630	3,515	1,723	1,652
Stockholders' equity (deficit)	(4,340)	119	2,471	4,611	29,407	30,753

(1)
Other operating expenses consisted of corporate office relocation expense in 1997, stock compensation expenses ($2.7 million) and terminated transaction expense ($0.6 million) in 1998, terminated transaction expense in 1999, and stock compensation expense in 2000 and 2001.

(2)
In June 1999, we sold our learning technology solutions division to a group of investors who operated it as Eduprise, Inc. We have reflected the division's results through the time of disposition as a discontinued operation.

(3)
Results of operations for the year ended December 31, 1997 included an extraordinary loss of $270 on the early extinguishment of debt.

UNAUDITED PRO FORMA FINANCIAL DATA

        On August 31, 2001, we acquired all of the outstanding capital stock of Eduprise, Inc. Eduprise's historical data for the eight months ended August 31, 2001 are derived from Eduprise's financial statements that are included elsewhere in this prospectus. Eduprise's historical data for the three months ended March 31, 2001 are derived from Eduprise's financial statements that are not included in this prospectus. The pro forma data assumes that this transaction occurred as of January 1, 2001 for both periods.

        The total purchase price for Eduprise was approximately $20.3 million, consisting of shares of common stock ($19.4 million), other equity securities ($0.7 million) and related costs ($0.3 million). The purchase price was allocated to tangible assets ($9.5 million), intangible assets ($1.4 million), which will be amortized over three years, and goodwill ($9.4 million).

        The pro forma financial information should be read in conjunction with our historical financial statements for the year ended December 31, 2001, the unaudited historical financial statements for the three months ended March 31, 2001 and the unaudited historical financial information for Eduprise for the eight months ended August 31, 2001, included elsewhere in this prospectus. The pro forma information is not necessarily indicative of future earnings or earnings that would have been reported for the periods presented had the Eduprise acquisition been completed at the beginning of the earliest period presented. Further, the unaudited pro forma income statement for the three months ended March 31, 2001 should not necessarily be taken as an indication of the earnings for a full year.

	Year Ended December 31, 2001
	Collegis Historical	Eduprise 8 months ended August 31, 2001	Pro Forma Adjustments		Pro Forma
	(in thousands, except per share data)
Revenue	$70,359	$5,684	$(287	)(1)	$75,756
Operating expenses:
Cost of services	42,893	3,751	(287	)(1)	46,357
Selling, general and administrative	18,709	6,278	—		24,987
Depreciation and amortization	1,297	285	—	(2)	1,582
Stock compensation	679	180	63	(3)	922

Total operating expenses	63,578	10,494	(224)		73,848

Operating income (loss)	6,781	(4,810)	(63)		1,908
Interest expense (income), net	58	(193)	—		(135)

Income (loss) before income taxes	6,723	(4,617)	(63)		2,043
Income tax expense (benefit)	2,676	—	(1,858	)(4)	818

Net income (loss)	$4,047	$(4,617)	$1,795		$1,225

Earnings per share:
Basic	$0.28				$0.07
Weighted average shares outstanding	14,504				17,380
Diluted	$0.26				$0.07
Weighted average shares outstanding	15,516				18,392

	Three Months Ended March 31, 2001
	Collegis Historical	Eduprise Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except per share data)
Revenue	$15,851	$1,876	$(100	)(1)	$17,627
Operating expenses:
Cost of services	9,739	1,437	$(100	)(1)	11,076
Selling, general and administrative	3,757	2,117	—		5,874
Depreciation and amortization	143	102	120	(2)	365
Stock compensation	—	68	162	(3)	230

Total operating expenses	13,639	3,724	182		17,545

Operating income (loss)	2,212	(1,848)	(282)		82
Interest expense (income), net	27	(110)	—		(83)

Income (loss) before income taxes	2,185	(1,738)	(282)		165
Income tax expense (benefit)	874	—	(808	)(4)	66

Net income (loss)	$1,311	$(1,738)	$526		$99

Earnings per share:
Basic	$0.10				$0.01
Weighted average shares outstanding	13,075				17,367
Diluted	$0.09				$0.01
Weighted average shares outstanding	13,948				18,240

(1)
During the periods presented, we sold certain services that were performed by Eduprise under a subcontract arrangement. This adjustment eliminates the service revenue recognized by Eduprise and the cost of service recorded by us in the period from January 1, 2001 to August 31, 2001 and in the three months ended March 31, 2001.

(2)
Because we recorded a full year of intangible asset amortization related to the Eduprise acquisition in the year ended December 31, 2001, no adjustment is required for the pro forma year ended December 31, 2001. For the three months ended March 31, 2001, the adjustment reflects amortization of intangible asset related to the Eduprise acquisition.

(3)
This adjustment increases stock compensation for the amortization of the costs of unvested replacement options issued to former Eduprise employees and deferred compensation related to options granted to our employees (aggregating $243 for the eight months ended August 31, 2001 and aggregating $230 for the three months ended March 31, 2001), and eliminates the stock compensation recorded by Eduprise prior to the acquisition.

(4)
This adjustment relates to the tax effect of the above adjustments and the recognition of a tax benefit for the loss incurred by Eduprise.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read with "Selected Financial Data" and our financial statements and notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this prospectus.

Overview

        We are a leading provider of integrated strategic advisory, education delivery and technology management solutions to colleges and universities in the United States. Our solutions address an array of technology-related issues facing colleges and universities, including institutional strategic assessment and planning, implementation of learning technology initiatives, new curricula design and long-term management of technology resources.

        Revenue recognition.    Substantially all of our revenue is generated through the delivery of services under multi-year, fixed-priced contracts. We do not sell hardware or software. Revenue is recognized as services are provided, primarily on a straight-line basis over each contract year. Revenue from contracts to provide strategic consulting, instructional design and support, course development and program management services is recognized as the services are performed. For these contracts, changes in scope of services to be provided, estimates of percentage completed or profitability may result in revisions to revenue and are recognized in the period in which such revisions are determined. Revenue includes reimbursable expenses charged to the client in accordance with Emerging Issues Task Force Topic No. D-103. Reimbursable expenses have averaged approximately 4% of revenue. In the early periods of new contracts, the percentage of reimbursable expenses to revenue is slightly higher. Billings are based on payment schedules that may differ from the timing of revenue recognition. These differences are reflected in our balance sheets as either unbilled receivables on contracts or deferred revenue.

        Fixed-price contracts subject us to the risk of cost overruns and inflation. This risk is partially mitigated by contract clauses that allow for fee increases in the event of inflation and by the active management of individual project costs by our on-site, regional and corporate management teams. To date, we have not incurred a loss under a fixed-price contract.

        Because our services are provided under multi-year agreements, a substantial portion of our revenue is committed at the beginning of the year. Committed revenue at the beginning of each of the last five years represented in excess of 75% of the total annual revenue for such year. Remaining revenues are derived from new client engagements and additional services sold to existing clients. As of January 1, 2002, we had approximately $74.9 million of full year 2002 revenue contracted for under multi-year agreements.

        Cost of services.    Cost of services consists of direct costs to provide services to our customers and primarily includes salaries and wages and related fringe benefits of our employees directly serving customers through our strategic services, client services and technical services groups. Cost of services also includes any cost of subcontractors and outside consultants and other direct costs, such as travel expenses.

        Selling, general and administrative.    Selling, general and administrative expenses include the salaries and wages and related fringe benefits of our employees not performing work directly for customers, and occupancy and other costs necessary to support those employees. Among the functions included in these expenses are sales and marketing, corporate services (accounting, information systems support, legal, human resources and recruiting) and senior management and its support staff. In future periods we expect our general and administrative expenses to increase as a result of our incurring customary costs associated with being a public company.

Accounting for Eduprise Acquisition

        We acquired all of the capital stock of Eduprise, Inc. on August 31, 2001 in exchange for 4,291,950 shares of our common stock and the assumption of options and warrants to purchase 342,238 shares of our common stock. Eduprise became an integral part of our learning technology services division. In June 1999, we sold our learning technology solutions division to a group of investors who operated it as Eduprise. In 1998 and 1999, we reflected the division's results as a discontinued operation. After our disposition of the division, we continued to provide related services under our existing contracts through a subcontract with Eduprise. Prior to June 1999, the division was engaged in the development of instructional and Internet software applications. Subsequent to our disposition, Eduprise discontinued its focus on the development of software applications and shifted its focus to developing and enhancing services related to the integration of technology into the learning process. The results of Eduprise have been included in our financial statements since September 1, 2001. For more detailed information about our acquisition of Eduprise, see "Unaudited Pro Forma Financial Data" and "Business — Eduprise Acquisition" included elsewhere in this prospectus.

        The acquisition of Eduprise was accounted for in accordance with Statement of Financial Accounting Standard ("SFAS") No. 141 "Business Combinations" ("SFAS 141"), which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by our management, based on information available and on assumptions as to future operations. We obtained independent appraisals of the fair values of the acquired property and equipment and identified intangible assets and their remaining useful lives. We also completed the review and determination of the fair values of the other assets acquired and liabilities assumed.

Critical Accounting Policies

        Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions. Our most critical accounting policies relate to revenue recognition (discussed above), compensation costs related to our stock-based compensation plans and the assumptions and estimates used in accounting for our acquisition of Eduprise, particularly those related to the fair value of certain acquired assets including the intangible asset related to contractual customer relationships and a deferred tax asset related to operating loss carryforwards.

Results of Operations

        The following table sets forth, for the periods indicated, statements of income data as a percentage of revenue:

	Years Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of services	61.1	60.3	61.0	61.4	62.6
Selling, general and administrative	23.2	22.2	26.6	23.7	25.9
Depreciation and amortization	0.9	2.3	1.8	0.9	1.8
Stock compensation expenses	—	1.4	1.0	—	0.5
Terminated transaction costs	1.4	—	—	—	—

Total operating expenses	86.5	86.3	90.4	86.0	90.8

Operating income	13.5	13.7	9.6	14.0	9.2
Interest expense, net	0.7	0.5	0.1	0.2	0.2

Income before income taxes	12.7	13.2	9.6	13.8	9.0
Income tax expense	5.1	5.3	3.8	5.5	3.6

Income from continuing operations	7.6	7.9	5.8	8.3	5.4
Loss from discontinued operations(1)	1.1	—	—	—	—

Net income	6.5%	7.9%	5.8%	8.3%	5.4%

(1)
In June 1999, we sold our learning technology solutions division to a group of investors who operated it as Eduprise, Inc. We have reflected the division's results through the time of disposition as a discontinued operation.

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

        Revenue.    Revenue increased 43.8% from $15.9 million for the three months ended March 31, 2001 to $22.8 million for the three months ended March 31, 2002. Of the total increase, $2.7 million was attributable to our acquisition of Eduprise. The balance of the increase in our revenue reflects the addition of new clients after the first quarter of 2001 and our undertaking additional work for existing clients. Exclusive of the impact of our Eduprise acquisition, our revenue increased $4.2 million or 26.4%.

        Cost of services.    Cost of services increased 46.5% from $9.7 million for the three months ended March 31, 2001 to $14.3 million for the three months ended March 31, 2002. The increase was due primarily to the number of additional professional staff required to support our growth during the period. We increased the number of our professional staff from 531 at March 31, 2001 to 716 at March 31, 2002. As a percentage of revenue, cost of services increased to 62.6% in the three months ended March 31, 2002 from 61.4% in the three months ended March 31, 2001 primarily due to the signing in late 2001 and early 2002 of several large client contracts with margins somewhat lower than our historical average and a relative increase in reimbursable expenses.

        Selling, general and administrative.    Selling, general and administrative expenses increased 57.3% from $3.8 million in the three months ended March 31, 2001 to $5.9 million in the three months ended March 31, 2002. Of this increase, $1.6 million was attributable to the acquisition of Eduprise and $0.5 million was from continued investment in corporate infrastructure to support our growth. As a percentage of revenue, selling, general and administrative expenses increased from 23.7% in the three months ended March 31, 2001 to 25.9% in the three months ended March 31, 2002. This increase is due primarily to Eduprise's higher level of selling, general and administrative expenses relative to its revenue recognized by us since the date of acquisition. We believe that as we realize the synergies of the merger, further consolidate Eduprise's operations and eliminate certain redundant support activities, the percentage of selling, general and administrative expenses to revenue will return to historical levels.

        Depreciation and amortization.    Depreciation and amortization was $0.1 million in the three months ended March 31, 2001 and $0.4 million in the three months ended March 31, 2002. Depreciation expense increased from $0.1 million in the three months ended March 31, 2001 to $0.3 million in the three months ended March 31, 2002 due to equipment additions related to our acquisition of Eduprise and to support the growth in our corporate infrastructure. Amortization expense of intangible assets related to the Eduprise acquisition was $0.1 million in the three months ended March 31, 2002.

        Stock compensation expense.    Stock compensation expense in the three months ended March 31, 2002 of $0.1 million relates to amortization of the costs of unvested replacement options issued to former Eduprise employees and deferred compensation costs.

        Operating income.    Operating income decreased 5.2% from $2.2 million in the three months ended March 31, 2001 to $2.1 million for the three months ended March 31, 2002. As a percentage of revenue, operating income decreased from 14.0% in the three months ended March 31, 2001 to 9.2% in the three months ended March 31, 2002. This decrease was primarily due to the inclusion of Eduprise's higher level of selling, general and administrative expenses relative to its revenue in the results for the three months ended March 31, 2002 and the increased cost of services related to the large client contracts discussed above.

        Interest expense, net.    Neither interest expense nor interest income was material in either quarter.

        Income tax expense.    Our effective tax rate for the three months ended March 31, 2002 and March 31, 2001 was 40%.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Revenue.    Revenue increased 24.8% from $56.4 million in 2000 to $70.4 million in 2001. Revenue related to Eduprise recognized since the date of acquisition was $3.1 million in 2001. The balance of the increase in revenue primarily reflects the addition of new clients during 2001 and our undertaking additional work for existing clients. Exclusive of the impact of our Eduprise acquisition, our revenue increased $10.9 million or 19.3%.

        Cost of services.    Cost of services increased 26.1% from $34.0 million in 2000 to $42.9 million in 2001. The increase was primarily due to the number of additional professional staff required to support our growth during the period. We increased the number of our professional staff from 516 at December 31, 2000 to 631 at December 31, 2001. As a percentage of revenue, cost of services increased slightly from 60.3% in 2000 to 61.0% in 2001 due to a relative increase in reimbursable expenses.

        Selling, general and administrative.    Selling, general and administrative expenses increased 49.2% from $12.5 million in 2000 to $18.7 million in 2001. Of this increase, $3.5 million was attributable to costs associated with increased sales, recruiting and other corporate staff and support systems reflecting our continued investment in corporate infrastructure to support our growth and $2.7 million was attributable to the acquisition of Eduprise. As a percentage of revenue, selling, general and administrative expenses increased from 22.2% in 2000 to 26.6% in 2001. This increase was due primarily to Eduprise's higher level of selling, general and administrative expenses relative to its revenue recognized by us since the date of acquisition.

        Depreciation and amortization.    Depreciation and amortization was $1.3 million in 2001 and 2000. Depreciation expense increased by $0.2 million to $0.8 million in 2001 due to equipment additions related to our acquisition of Eduprise and to support the growth in our corporate infrastructure. Amortization expense of intangible assets related to the Eduprise acquisition was $0.5 million in 2001. Amortization expense related to capitalized software was $0.7 million (including the write-off of the remaining carrying value of capitalized software costs) in 2000.

        Stock compensation expense.    Stock compensation expense in 2001 includes the $0.2 million of amortization of the costs of unvested replacement options issued to former Eduprise employees and deferred compensation and $0.5 million of expense related to vested replacement options issued to former Eduprise employees. The 2000 expense relates to the repurchase of stock from a former officer (see Note 9 to our audited financial statements).

        Operating income.    Operating income decreased 12.0% from $7.7 million in 2000 to $6.8 million in 2001. As a percentage of revenue, operating income decreased from 13.7% in 2000 to 9.6% in 2001. The decrease in operating income is due primarily to Eduprise's higher level of selling, general and administrative expenses relative to its revenue recognized by us since the date of acquisition.

        Interest expense, net.    Interest expense decreased from $0.6 million in 2000 to $0.4 million in 2001. This decrease is due to reduced debt levels and lower average interest rates. Interest income in both periods was $0.3 million as the effect of increased average invested cash balances in 2001 was offset by lower average interest rates.

        Income tax expense.    Our effective tax rate for both 2001 and 2000 was 40%.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Revenue.    Revenue increased 13.4% from $49.7 million in 1999 to $56.4 million in 2000. The increase in revenue primarily reflects the addition of new clients during 2000 and our undertaking additional work for existing clients.

        Cost of services.    Cost of services increased 12.1% from $30.4 million in 1999 to $34.0 million in 2000. The increase was primarily due to the number of additional professional staff required to support our growth during the period. We increased the number of our professional staff from 466 at December 31, 1999 to 516 at December 31, 2000. As a percentage of revenue, cost of services declined from 61.1% in 1999 to 60.3% in 2000 as we attained operational efficiencies and incurred lower reimbursable expenses.

        Selling, general and administrative.    Selling, general and administrative expenses increased 8.8% from $11.5 million in 1999 to $12.5 million in 2000. This increase was primarily attributable to costs associated with increased sales, recruiting and other corporate staff and support systems reflecting our continued investment in corporate infrastructure to support growth. As a percentage of revenue, these expenses decreased to 22.2% in 2000 from 23.2% in 1999.

        Depreciation and amortization.    Depreciation and amortization increased from $0.4 million in 1999 to $1.3 million in 2000. Depreciation expense increased by $0.3 million to $0.6 million in 2000. Amortization expense related to capitalized software was $0.7 million (including the write-off of the remaining carrying value of capitalized software costs) in 2000 and $0.2 million in 1999.

        Stock compensation expense.    Stock compensation expense in 2000 relates to the repurchase of stock from a former officer (see Note 9 to our audited financial statements).

        Terminated transaction costs.    During 1999, we incurred $0.7 million of legal, accounting and other miscellaneous costs in connection with two anticipated merger transactions that were not completed.

        Operating income.    Operating income increased 15.2% from $6.7 million in 1999 to $7.7 million in 2000. As a percentage of revenue, operating income increased from 13.5% in 1999 to 13.7% in 2000. This increase was primarily due to growth in revenue and improved operational efficiencies.

        Interest expense, net.    Interest expense was $0.6 million in 2000 and 1999. The effect of reduced debt levels was offset by higher average interest rates. Interest income increased from $0.2 million in 1999 to $0.3 million in 2000 due primarily to the increased average invested cash balances in 2000.

        Income tax expense.    Our effective tax rate for both 2000 and 1999 was 40%.

Unaudited Quarterly Results

        The following table sets forth certain unaudited quarterly operating information on an actual and a percentage of revenue basis for each of the nine quarters ending March 31, 2002. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and includes all normal recurring adjustments necessary for the fair presentation of the information for the periods presented, when read in conjunction with our financial statements and related notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

	Three months ended
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002
	(in millions, except per share amounts)
Revenue	$13.4	$13.8	$14.2	$14.8	$15.9	$17.0	$17.7	$19.8	$22.8
Cost of services	8.5	8.2	8.5	8.9	9.7	10.4	10.8	11.9	14.3
Selling, general and administrative	2.9	3.1	3.4	3.1	3.8	4.2	4.8	6.0	5.9
Depreciation and amortization	0.1	0.1	0.1	0.8	0.1	0.2	0.3	0.7	0.4
Stock compensation expense	0.8	—	—	—	—	—	0.5	0.2	0.1

Operating income	1.1	2.4	2.2	2.0	2.2	2.1	1.3	1.1	2.1
Net income	$0.7	$1.4	$1.2	$1.2	$1.3	$1.3	$0.8	$0.7	$1.2

Earnings per share — diluted	$0.05	$0.10	$0.09	$0.08	$0.09	$0.09	$0.06	$0.04	$0.07

	Three months ended
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of services	63.0	59.1	59.6	59.8	61.4	61.5	60.9	60.2	62.6
Selling, general and administrative	21.5	22.8	23.8	20.9	23.7	24.8	26.8	30.2	25.9
Depreciation and amortization	1.1	1.1	1.2	5.7	0.9	1.0	1.8	3.3	1.8
Stock compensation expense	5.9	—	—	—	—	—	2.9	0.8	0.5

Operating income	8.5	17.1	15.3	13.6	14.0	12.7	7.6	5.5	9.2
Net income	4.9%	10.0%	8.6%	7.9%	8.3%	7.4%	4.4%	3.6%	5.4%

        Quarterly revenue increases are due to the addition of new clients and undertaking additional work for existing clients. Results of operations beginning September 1, 2001 include the results of Eduprise. The increase in selling, general and administrative expenses as a percentage of revenue for the third and fourth quarters of 2001 was primarily due to the inclusion of Eduprise, which maintained a higher cost structure as an independent business. As we have integrated Eduprise into our operations, the corresponding costs have declined due to synergies and the benefits of consolidation. Additionally, in the fourth quarter of each fiscal year, adjustments are made to certain estimates, such as annual bonuses that are accrued throughout the year, but only paid upon the achievement of certain growth and profitability targets. The quarterly fluctuations in operating income are also due to the timing of certain charges such as a stock compensation charge in the first quarter of 2000 and the write-off of the remaining carrying value of capitalized software in the fourth quarter of 2000.

Liquidity and Capital Resources

        Cash flow from operations.    Our primary source of liquidity has been cash flow from operations. We frequently structure our billings to take into account our clients' fluctuating cash flows. For example, our fixed-price contracts may provide for delayed billing arrangements early in a contract to coincide with clients' budget cycles. We manage the billings associated with each of our contracts to assure that our cash collections in every year exceed our cash expenditures on each contract. We generally experience a reduced level of cash flow from operations in the first six months of the calendar year as the timing of the receipt of contract payments is more heavily weighted to the July through December period to coincide with the peak cash inflows experienced by our clients. We anticipate that cash flows from operations will be positive for the full year 2002.

        Cash flow from investing activities.    Net cash used in investing activities is largely attributable to capital expenditures for office equipment and personal computers to support our internal expansion. We have no material commitments for capital expenditures. However, we will continue to need computer and office equipment as we expand our operations. In 2001, the acquisition of Eduprise resulted in an increase in cash of $4.1 million.

        Cash flows from financing activities.    Cash used in financing activities has primarily been to repay amounts outstanding under our long-term credit agreement. We expect to repay our obligations under our long-term credit agreement in full by June 30, 2002. In 2000, we used cash of $2.2 million to repurchase shares of our common stock held by a former officer.

        We have a secured term loan facility with a bank under which we initially borrowed $9.5 million. This facility was entered into to finance the acquisition of us by our controlling stockholders in 1996 and, through scheduled and mandatory excess cash flow principal reductions, the amount outstanding has been reduced to $1.8 million at March 31, 2002. We expect to repay all amounts outstanding under the term loan facility in full by June 30, 2002 and terminate the facility at that time. In addition, we have a $3.0 million revolving credit facility with the same bank. The revolving facility was put in place as a back-up facility and has not been used to finance our working capital or other capital needs. At March 31, 2002 and December 31, 2001 and 2000, there were no amounts outstanding under the revolving facility. The revolving credit facility expires pursuant to its terms in June 2002. We have no plans to replace the term loan facility and anticipate obtaining a new revolving facility following the offering, which will again be used as a back-up facility.

        We believe the net proceeds from the sale of the common stock offered hereby, together with the funds generated by operations, will provide adequate cash to fund our anticipated cash needs over at least the next 12 months and for the foreseeable future. Such needs may include investments in new products and services, expansion of the internal infrastructure to support future growth and acquisitions of complementary businesses.

Recent Accounting Pronouncements

        In October 2001, the Financial Accounting Standards Board issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 144 applies to all long-lived assets (including discontinued operations) and amends Accounting Principles Board Opinion No. 30 "Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 is effective for our fiscal year 2002. We have determined that the adoption of SFAS 144 will have no impact on our financial position and results of operations.

        In November 2001, the Emerging Issues Task Force issued Topic No. D-103 "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." EITF Topic No. D-103 requires companies to report reimbursements received for out-of-pocket expenses incurred as revenue, rather than as a reduction of expense. We have historically accounted for reimbursements of out-of-pocket expenses in the manner prescribed by EITF Topic No. D-103.

BUSINESS

Overview

        We are a leading provider of integrated strategic advisory, education delivery and technology management solutions to colleges and universities in the United States. We offer a full suite of academic and administrative services that enhance our clients' competitiveness and institutional reputations. We enable post-secondary institutions to:

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  maximize returns on technology and infrastructure investments;

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  generate revenue by attracting new students and developing new educational programs;

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  utilize emerging teaching, learning and student management technologies to better serve a growing, dispersed and increasingly technology-savvy student base; and

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  increase efficiencies in operations, systems and administration.

Our mission is to partner with our clients to enhance the post-secondary educational experience for students, faculty and administrators.

The Higher Education Market Opportunity

        We offer our services to community, regional and national colleges and universities in the United States. According to the U.S. Department of Education, as of Spring 2001, there were approximately 4,100 of these institutions with aggregate annual operating budgets of over $270 billion. Colleges and universities face a number of challenges, including managing rising enrollments, budgetary constraints, outdated technology and administrative systems, rising demand for technology-enhanced education and increased competition for students. We believe that a significant opportunity exists in the higher education market to help colleges and universities address these challenges.

        Rising Enrollments.    In 2001, post-secondary institutions in the U.S. served approximately 15 million degree-seeking students. The U.S. Department of Education estimates that by 2010 post-secondary enrollments will increase to approximately 17 million degree-seeking students. We expect that enrollments will also rise as more working adults and other non-traditional students elect to continue their educations to obtain additional skills training or specialized certifications to increase their earning potential. The increasing student population will continue to strain the physical, faculty and financial resources of many institutions, particularly mid-sized institutions and community colleges.

        Budgetary Constraints.    For the last several years, increases in costs for post-secondary institutions have outpaced national rates of inflation. At the same time, post-secondary institutions in most states have faced a slow, but steady decline in public funding as a percentage of their total operating budgets. Additionally, the levels of annual contributions and returns from endowments to colleges and universities may not keep pace with increases in costs due to declines in the stock market and personal wealth of donors. To remain competitive, colleges and universities are under pressure to resist continued tuition increases and find alternative means to fund their operations. To meet these pressures, colleges and universities focus principally on effective cost control measures, but are also increasingly exploring ways to generate additional revenues and maximize financial returns on their investments.

        Outdated Technology and Administrative Systems.    Technology-based infrastructure and administrative systems in many post-secondary institutions are outdated and inefficient. Aging software and hardware impede an institution's ability to compete, both on a cost and quality of education basis, with colleges and universities that have upgraded technology systems. We estimate that nearly 20% of private university information technology officers view replacement of outdated technology and administrative systems as their most significant near-term issue. As institutions move to improve their technology infrastructure and administrative systems, there is an increased need for experienced providers of technology services and solutions to assist them. Although institutions of all sizes are being forced to upgrade their technology infrastructures, mid-sized institutions and community colleges, in particular, face challenges in improving outdated and inefficient systems. These institutions often lack the technological and managerial resources to effectively upgrade and manage their technology infrastructure.

        Increased Demand for Technology-Enhanced Education.    As elementary and secondary schools continue to integrate more technology-enhanced education initiatives into the classroom, a new generation of technology-savvy students is entering the higher education market. These students expect technology-enhanced learning experiences, inside and outside of the classroom. In addition, working adults, who often lack the time or schedule flexibility to attend all of their classes in a traditional setting, are interested in convenient, non-traditional educational opportunities. Technology-delivered learning, coupled with online access to course material and administrative resources, allows post-secondary institutions to offer their services to a broader market. Such programs enable colleges and universities to increase utilization of existing physical facilities by blending both traditional and technology-based learning. The increased demand for technology-enhanced educational offerings is evidenced by the rapid growth of blended learning programs and online enrollments. Based on market research, we believe that 90% of all post-secondary institutions will offer some form of technology-enhanced learning programs by 2005.

        Increased Competition for Students.    Post-secondary institutions compete with one another to attract students. A growing number of for-profit, post-secondary education providers has further intensified competition among schools for students. When deciding which school to attend, students increasingly consider, among other factors, the breadth of curricula offered, an institution's technology resources and its ability to provide high quality technology-enhanced educational experiences and programs that accommodate student lifestyles and time constraints. Institutions that fail to respond to these market demands face a competitive disadvantage in attracting students. Competition for students is particularly strong at mid-sized institutions and community colleges in large, metropolitan areas. Currently, we focus primarily on serving this market segment because we believe these institutions can benefit most from our services. According to the U.S. Department of Education, there are approximately 1,390 institutions with estimated aggregate annual budgets of $82 billion in this market segment.

The Collegis Solution

        Focused exclusively on the higher education market, our solutions address an array of technology-related issues currently facing colleges and universities, including institutional strategic assessment and planning, implementation of learning technology initiatives, new curricula design and long-term management of technology resources. Our integrated service offering, rather than a single-point solution, enables us to deliver an identifiable return on investment to our clients from a strategic, operational and financial perspective.

        We believe that we are uniquely positioned to be the long-term strategic partner of choice to U.S. colleges and universities. Unlike technology vendors, systems integrators, broader consulting organizations and specialty service providers, we offer our clients all of the following:

        Dedicated Focus and Specialized Expertise in Higher Education.    Because we focus exclusively on the higher education market, we have accumulated a detailed understanding of the strategic technology needs of post-secondary institutions that enables us to apply proven methodologies, skills and solutions to problems in a cost-effective and timely fashion. We believe that we provide our clients the most complete, industry-specific knowledge base and the greatest access to centralized expertise in the higher education market. In addition, we believe our competitive position is enhanced by our understanding of the unique cultural environment of colleges and universities, where academic considerations often drive technology investment and implementation decisions.

        Comprehensive Service Offering.    We are a single-source provider of a comprehensive range of technology-based services for post-secondary institutions. Our services provide clients with both strategic and tactical value by developing new sources of revenue and increasing efficiency to save costs. Through a unique client service approach, we tailor our services to address the specific strategic, education delivery and technology management needs of each institution. Our business model also captures best practices from our broad experience within the higher education market, providing a scalable resource base to benefit our clients. Our breadth of expertise and service approach enable us to provide clear accountability and defined results.

        Objective Assessment and Advice.    We are experts in dealing with most leading higher education applications and technology, but we do not create or sell software or hardware. As a result, we have a comprehensive understanding of the complexity of our clients' technology environments and are impartial to any specific hardware, software or systems. We complete detailed assessments of each client's present and future needs, and make unbiased recommendations regarding the most appropriate software or systems to meet the client's objectives within its budget. We believe our vendor-neutral approach is a competitive advantage because our clients can trust that our expert assessment and advice is not influenced by external factors or competing loyalties.

        Ongoing Technology Management.    We leverage the best practices developed through our extensive experience to provide our clients with comprehensive technology management and support, with a focus on continuous improvement and accountability. Most of our personnel work at a client's site and become intimately involved in the day-to-day operation of an institution's technology systems. As a result, we become an integral part of each client's institutional strategy and information technology functions to effectively serve as its strategic technology partner. We develop high-level relations between our professionals and an institution's senior administrators to ensure the highest quality of service and continue to explore new ways to enhance the competitiveness and success of our clients. Our strong client relationships are evidenced by the number, length and renewal rate of our client contracts. Since 1997, we have experienced a dollar weighted renewal rate on our technology management contracts in excess of 90%. In most instances, when our contracts are extended, the scope of services is also expanded.

        Size, Stability and a Proven Track Record.    We have over 15 years experience in successfully providing technology-related solutions to colleges and universities and are currently engaged in over 100 relationships with post-secondary institutions across the country. Based upon our successful client engagements to date, we have earned a reputation for providing high quality services and technical expertise. We believe that our reputation, our long-standing relationships with influential members of the higher education community and our high degree of "referenceability" among clients are a significant comfort to institutions attempting to choose a long-term partner.

Our Growth Strategy

        Our goal is to become the primary provider of integrated strategic advisory, education-delivery and technology management solutions to post-secondary institutions of all sizes. We intend to pursue the following growth strategies to attain this goal:

        Expand Our Client Base by Capitalizing on Our Established Reputation.    Our 15 years of experience in providing technology service to colleges and universities, along with our technical expertise, has enabled us to establish a reputation as education-technology solutions experts. By expanding our sales force under experienced and knowledgeable leadership and further refining our sales approach, we plan to capitalize on our high quality reputation to further penetrate this marketplace. Because references and referrals play a significant role in establishing new business relationships in the higher education market, we intend to target new clients by highlighting our outstanding performance record and strong institutional relationships. While we currently focus primarily on large community colleges and mid-sized institutions, we plan to expand beyond this primary market to larger public and private institutions throughout the U.S.

        Broaden and Upgrade Existing Client Relationships.    Over time, we have expanded our areas of focus into a broad array of complementary services. Drawing on our breadth of expertise, we continuously assess each institution's needs and market additional solutions to maximize our clients' return on investment. We plan to continue to aggressively market and expand the breadth of services we offer to existing clients to increase the length and scope of our contracts. Our ability to both recommend and deliver additional services to our clients enables us to adapt to our clients' changing needs and to solidify our position as their long-term strategic and technology partner.

        Further Develop Our Curriculum Solutions Division.    In 2001, we launched our curriculum solutions division to offer turnkey and customized curricula programs that generate additional revenues for our clients. Currently, our curriculum solutions offerings include training programs to enable clients to offer training in Microsoft, Cisco, Oracle and Sun coursework and certification programs. As we develop our curriculum solutions service offerings into new program areas, we plan to aggressively market and offer these services to further enhance our long-term strategic partnerships with our clients. We believe there are numerous opportunities in the continuing education field to expand our curriculum solutions offerings to additional areas such as executive business education, teacher training and allied health.

        Expand Services Through Internal Development and Acquisition.    As the higher education market evolves, we plan to internally develop additional skill sets to complement or expand our current offerings. In addition, because the market for higher education technology and professional services companies is highly fragmented, we believe that numerous acquisition opportunities exist. These opportunities provide us with a rapid, cost-effective method to add technology professionals, broaden our existing client base and establish new or expand our existing service offerings. Potential areas into which we may expand will be determined by client needs and market forces, but could include alumni relationship management, marketing and fundraising, student affairs and campus activity management.

Client Case Studies

        The following case studies represent how several of our clients have engaged us to deploy our solutions to meet their needs.

        Salt Lake City Community College.    In December 2001, we entered into a five-year contract with Salt Lake City Community College, a community college with an enrollment of more than 60,000 students. SLCC recently adopted a stated goal to be a "learning technology center of excellence" among post-secondary institutions throughout the Western states. College and state officials decided to partner with us on a comprehensive sole-source basis due to our reputation and combined experience in campus networks, college administrative systems and online learning systems.

        Our initial strategic assessment identified a number of immediate opportunities for improvement, including organizational structure, administrative systems and on-going technology reliability. Following a detailed execution plan, we have worked quickly to reorganize SLCC's information technology employees and to centralize responsibility for the college's systems and networks under our on-site chief information officer. In addition, we have assisted the college with its conversion to a new administrative system application. We now monitor and manage all aspects of the college's technology network and resources. Furthermore, to manage rising enrollments and space limitations, we are working with the college to expand online course offerings and increase the number of students taking those courses. Although still early in our partnering relationship, we believe we have already provided SLCC with a significant return on its investment from an operational perspective.

        The University of Baltimore.    In the summer of 1998, we entered into a contract with the University of Baltimore, a public university with an enrollment of approximately 5,000 upper-division and graduate students. Serving a student population comprised of approximately 90% working adults with an average age of 32, UB needed to launch new web-enabled instructional programs and student services to provide greater flexibility and accessibility to students. The university set an ambitious goal of developing, marketing and implementing its new programs and support services in a manner that would quickly recoup its investment. UB elected to partner with us because of our unmatched expertise and experience in emerging instructional and learning technologies.

        In only six months, we helped UB launch the first fully-online MBA program accredited by the American Assembly of Collegiate Schools of Businesses. In addition, we have developed new instructional and administrative applications that bring greater convenience and quality to classroom- based courses. The webMBA program was named in the Top 25 MBA Programs by U.S. News and World Report in 2002. Currently, webMBA courses account for more than half of all MBA credit hours at UB. The additional revenue and competitive advantage created by the webMBA program illustrate a measurable return on investment for UB from a strategic and financial perspective.

        Valencia Community College.    In 1998, we partnered with Valencia Community College, a two-year public institution located in Orlando, Florida with an enrollment of approximately 53,000 students. Valencia initially contracted with us to provide comprehensive on-site technology management leadership to oversee the technology resources of the college's seven campuses. Beginning in 2001, acting on a strategic plan that we developed with college officials, Valencia expanded the scope of our engagement to include support for software implementation and learning technology solutions. Through the contract expansion, we have become Valencia's comprehensive strategic and technology services provider.

        Currently, we are redesigning and redeploying Valencia's web presence to increase functionality and create an enterprise education portal for students, faculty and administration. In addition, we are providing extensive training services to faculty to enhance the college's learning technology initiatives, including distance learning and web-enhanced coursework. Our instructional design professionals are also supporting the college's migration to a new course management system to increase functionality, security, uniformity and ease of use for faculty, administrative staff and students. Our on-site leadership is helping drive technological efficiency and effectiveness for Valencia in accordance with its stated strategic goals for "learner-centered excellence in education."

        Loyola Marymount University.    Seeking to become the "premier Catholic higher education institution of the West," Loyola Marymount University engaged our strategic services group to advise it in the development of its institutional technology strategy. The initial contact came through our business alliance with Cisco Systems, who was already working on the LMU campus and recommended us to help the institution achieve its technology objectives. Members of our strategic services and learning technology services divisions worked together to provide a systematic assessment of LMU's goals and present capabilities. Our strategic assessment clearly demonstrated that LMU's desire for improved network infrastructure, online learning access, web-enhanced coursework and additional institutional efficiencies would benefit from a comprehensive, long-term technology partner. As a result of our initial assessment, LMU engaged us to provide strategic services, technology management and learning technology solutions. In January 2002, just a few months after completion of initial assessment, we signed a seven-year agreement with LMU that positions the university to accomplish its desired goals for growth and greater technology access for all of its students, faculty and staff.

Our Services

        We partner with our clients to help them achieve their educational missions by assessing, planning, implementing and supporting new education delivery strategies and reliable technology infrastructure. By bundling together a wide variety of services into a comprehensive solution, we have positioned ourselves as a fully-integrated, single-source service provider to the higher education market. The foundation of our solutions is broad expertise in a variety of technology-related education issues, such as technology resource management, instructional and learning technologies and new curricula development. We design tailored solutions for each client by formulating a detailed perspective on the client's unique strategic challenges, whether operational, financial or competitive in nature. We then deliver our services through a unique client service structure that is designed to define objectives, provide accountability in results, and reassess our clients' needs and evolve with them over time as a long-term partner. In doing so, we draw upon centralized resources and areas of expertise to provide each client with accessible, cost-effective solutions that bring scalable best practices and industry know-how to each challenge. Our functional expertise is separated into the following primary service areas:

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  Strategic Services;

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  Technology Management Solutions;

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  Learning Technology Solutions; and

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  Curriculum Solutions.

        The diagram below illustrates the breadth in service offerings among our primary solutions areas. Delivered through our client services group and supported by our technical services group experts and resources, we believe we offer the most comprehensive strategic and technology solutions available in the higher education market.

        Strategic Services.    Our strategic services group employs a consultative approach to understand the unique needs of each institution and develop and support strategic plans to maximize the value of technology. With our sole focus on higher education and with no loyalty to any specific software, system or platform, we undertake a comprehensive assessment of each client's needs and help create integrated academic and administrative plans to help achieve the client's goals. We believe that our consultants bring superior insight to higher education issues and challenges. Our strategic services group includes only senior technology and education professionals who draw upon their extensive experience to help our clients develop sound strategies to more effectively compete in the rapidly changing higher education market.

        Our strategic services solutions include:

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  Assessments that provide objective evaluations of our clients' strengths and opportunities for improvement;

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  Strategic planning to closely align institutional goals and action plans;

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  Business process redesign to ensure maximum return on our clients' technology investments; and

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  Marketing and branding strategies to convert our clients' technology investments into competitive advantages within the higher education market.

        We strengthen our relationships with clients through annual evaluations assessing the effectiveness of our strategic solutions. We believe the collective expertise of our dedicated strategic service consultants is an important competitive advantage that enables us to establish strong client relationships.

        Technology Management Solutions.    We provide management, leadership and support of campus technology and infrastructure to improve functionality and productivity. Led by our on-site client service professionals, we assume complete operational responsibility for our clients' technology resources. Our technology management services leverage the best practices developed through our extensive higher education experience to provide our clients with a greater return on their technology investments.

        Our technology management solutions include:

  •
  Design and maintenance of campus network infrastructures, as well as emerging technologies such as smart classrooms and wireless environments;

  •
  Full service project management and operations support that ensures efficiency, reliability and security;

  •
  Implementation and integration of systems and applications across multiple academic and administrative platforms;

  •
  Application management and support services that utilize remote monitoring technologies combined with on-site staff to provide reliable access to critical applications, such as network infrastructure, e-mail and administrative systems;

  •
  Centralized on-site and remote help desk operations designed to meet the workflow and user needs of individual clients; and

  •
  Web design and support services that create and maintain functional and compelling web sites for faculty, students and alumni while incorporating strong institutional branding.

        Learning Technology Solutions.    We provide enterprise-wide learning technology solutions to support our clients' individual academic missions and instructional goals through assistance in design and development of online courses and other technology-enhanced educational, administrative and student service applications. By introducing new course management systems, facilitating technology-based training and assisting in course development, we increase faculty acceptance, satisfaction and effectiveness in using technology to enhance the education process while minimizing the disruptive impact of new technologies and practices. We are able to rapidly develop and launch instructionally sound courseware and new online educational initiatives to provide new sources of revenue for our clients. Our services enable our clients to provide educational content through a custom blend of online and classroom delivery that better utilizes classroom space, reduces strain on faculty resources and enhances the educational experience for faculty and students.

        Our learning technology solutions include:

  •
  Instructional and development services to help clients develop courses that are educationally sound, interactive and focused on meeting the needs of different types of students;

  •
  Faculty and student support services that use our centralized call center, which features sophisticated tracking and response mechanisms to coordinate an extensive, nationwide group of support personnel;

  •
  Infrastructure and network support services leveraging our high-performance network to provide reliable access to critical learning applications; and

  •
  Enterprise application integration services that provide access to our technical experts to perform technical consulting, project management and application development for complex student information systems, ERP planning, portal and course management applications.

        Curriculum Solutions.    Capitalizing on our industry alliances with educational content providers, we offer our clients fully-developed non-degree course materials. These curricula products are a scalable resource that allow post-secondary institutions to expand their course catalogues and generate additional revenue. Our curriculum solutions allow institutions to avoid significant curriculum development costs and to quickly respond to market demands for new educational programs and appeal to a greater number of students, including non-degree students seeking continuing education. We currently offer turnkey information technology certification training programs that provide students with training in Microsoft, Cisco, Oracle and Sun and other vendor coursework and certification programs. We also offer customized programs that create a blended solution focused on a specific market segment.

        Our curriculum solutions include:

  •
  Curriculum design and program services, including content developed by our clients or obtained through our content development alliances;

  •
  Enrollment management services, including student recruitment initiatives designed to directly and more aggressively sell and market the educational programs offered by our clients; and

  •
  Market research and assessment that provides our clients with a competitive advantage in anticipating market trends.

        We have a number of additional relationships that are currently in different phases of negotiation to obtain content from other post-secondary institutions and third-party corporate providers with a focus on developing additional curriculum solutions in executive business education, teacher training and allied health areas.

Client Services Group

        Our client services group is responsible for managing all ongoing aspects of our client relationships. Our focus is to establish a responsive and accountable customer service environment to effectively and efficiently meet our clients' needs. Our client services group includes on-site resources, regional management and corporate oversight and support. Our on-site employee base, consisting of over 600 employees as of May 15, 2002, provides a range of technology services that include the support of networks, web sites, administrative applications, portals, help desk, system applications and other technology related functions. Our on-site client service resources also include approximately 50 chief information officers who are responsible for managing our extensive on-site employee base. Our chief information officers draw upon their significant higher education industry experience and technical expertise, as well as company-wide standards and methodologies, to manage and coordinate the delivery of our services and solutions to our clients. Regional vice presidents oversee and provide support to the chief information officers located within their respective regions and are accountable for attaining the financial performance expectations set forth by our executive management and ensuring consistency in the quality of services delivered. Finally, our senior client service management reviews regional resource allocation and utilization and arranges for additional support resources to ensure that our services and solutions are effectively deployed to meet our clients' needs.

        Our on-site presence fosters an atmosphere of open communication between our staff and clients. In addition, we maintain a comprehensive quality management program to manage client expectations and measure client satisfaction. This includes conducting quarterly surveys of faculty, administration and students and annual evaluations to assess how successfully our solutions are addressing our clients' needs. In addition, we commission independent third-parties to conduct bi-annual reviews to gauge client satisfaction of our services. Our quality management program is an important tool in ensuring that our services are effectively deployed to meet our clients' strategic and technology needs.

Technical Services Group

        Our technical services group is integrally involved at the outset of each client engagement, offering initial client technology assessments, startup transition teams and interim staffing, providing an immediate impact on our clients. As the client relationship evolves, our technical services group enhances our service offering by supplementing the on-site efforts of our client services group with highly skilled remote expertise from our corporate headquarters. Our technical services group consists of over 75 employees with extensive experience in the higher education market and expertise across the full spectrum of hardware, software and systems specific to post-secondary institutions. Our technical proficiency spans data and voice networking, web services, help desk management and complex applications unique to post-secondary institutions. Through our sophisticated network operations center, we continuously monitor our clients' key network and computing infrastructures. Using secure virtual private network connections over the Internet, on-site professionals can gain immediate access to our complete technical resources. This approach allows us to efficiently allocate highly-skilled technical resources to our clients that may otherwise be cost prohibitive or unavailable at the client's location.

        Our technical services group facilitates company-wide collaboration of technical resources to leverage our collective knowledge and expertise from all on-site and corporate resources. In addition to centralized technical expertise, we maintain a database of searchable best practices, methodologies and custom developed integration applications. Our technical services group also maintains a suite of on-line productivity-enhancement tools through which our employees can collaborate with peers, access shared document libraries, obtain training, track client support activities and find specific skill sets located anywhere within the company. As we continue to grow, our clients will benefit from our increased institutional depth of knowledge and breadth of experience within the higher education industry.

Marketing, Sales and Pricing

        Through our marketing activities, we attempt to position ourselves as the partner of choice among post-secondary institutions for their technology solutions. We employ a variety of business development and marketing techniques to enhance our brand recognition and communicate our value proposition to prospective clients. These techniques include generating focused leads through customer references and alliance relationships. We also endeavor to position ourselves as a thought leader and increase our brand recognition within the higher education market through publication of case studies and coordinated media releases with our existing clients. Our senior executives frequently speak at industry seminars and conferences addressing technology initiatives in higher education. We also sponsor The Collegis Leadership Alliance, an annual executive summit for higher education executives and leaders in our target market. The summit is designed to share best practices and discuss trends regarding technology issues facing post-secondary institutions.

        We sell our services to new clients directly through our sales and marketing staff and to existing clients through our client services group. Due to the unique culture of colleges and universities, we attempt to capitalize on referrals from existing clients and the experience and contacts of our personnel in the higher education industry. As of May 15, 2002, we had 39 full-time employees engaged in sales and marketing activities. We have organized our sales personnel into separate geographic teams, each of which is given financial objectives for its respective region. Our typical sales cycle is three to nine months, calculated from the time of identification of a prospective client to execution of a definitive contract.

        Our fees are individually negotiated with each client and are tied to the services requested and the amount of resources we believe are necessary to accomplish the client's goals. Because of the long-term nature of our contracts, our fees typically contain pricing escalators tied to a consumer price index or our client's salary structure to protect against inflation. As part of our sales cycle, we prepare a detailed pro forma estimate of our expenses, including salary expenses. Our senior financial management team reviews and approves each pro forma budget to ensure that it is consistent with our target margins and monitors actual performance against the budget throughout the term of the contract.

Recruiting and Staff Management

        Our ability to effectively serve our clients depends in large part on attracting, retaining and motivating talented, creative and experienced professionals at all levels. Upon commencement of a client engagement we retain a large portion of the client's existing information technology staff and supplement this staff with our personnel and high quality recruits. We believe our dedicated recruiting efforts provide us with a significant competitive advantage. We dedicate significant resources to recruiting employees with extensive information technology and higher education experience. As of March 31, 2002, we had six full-time employees engaged exclusively in recruiting activities. Our recruiting personnel work closely and actively with our client services and technical services groups to establish the criteria for hiring individuals with the necessary experience and expertise to provide high quality service to our clients. Each recruiter is assigned to specific clients and is expected to know and support the special staffing needs of the client. Our recruiters have hiring targets and receive incentive compensation based on hiring performance and retention. Our recruiting personnel utilize a comprehensive recruiting information system that tracks recruitment activities and contains an internal database containing over 17,000 resumes of information technology professionals with a focus on higher education. Recruiting activities are continually monitored and adjusted to meet our hiring needs.

        We have historically experienced turnover rates that we believe are below industry averages for technology professional services companies principally due to our extensive professional development opportunities within the higher education marketplace. We believe our management structure and corporate culture, which offer opportunities for promotion, comprehensive and specialized training programs and extensive benefits packages, maximize our ability to recruit and retain experienced staff to serve our clients.

Clients

        We currently provide our services and solutions to over 100 colleges and universities located throughout the United States. Our clients include community, regional and national colleges and universities. Our top five clients accounted for approximately 24.3% and 26.2% of our revenue in 2001 and the three months ended March 31, 2002, respectively. Our technology management agreements typically have initial terms of three to seven years. Although our contracts are for a fixed term, they are typically renewed or expanded prior to expiration. Since 1997, we have experienced a dollar weighted renewal rate of our technology management contracts in excess of 90%. During 2001, we had 32 clients that each contributed in excess of $1.0 million to our annual revenue under long-term agreements.

Alliances

        Our higher education industry expertise has fostered relationships with leading hardware, software, instructional technology and publishing companies. Our alliances generally take the form of informal, non-exclusive, co-marketing arrangements. We believe that our alliance relationships allow us to offer our clients comprehensive expertise in technology, hardware and applications. These arrangements also provide reciprocal benefits by ensuring that our mutual clients more fully benefit from the capabilities of our alliance partners' products. We also believe that these alliance relationships increase access to potential clients, expand service offerings and expertise. Although we collaborate with our alliance colleagues, we do not compromise our neutrality with regard to any client's decision relating to its systems, software or equipment.

Eduprise Acquisition

        We acquired all of the capital stock of Eduprise, Inc. on August 31, 2001 for 4,291,950 shares of our common stock and the assumption of options and warrants to purchase 342,238 shares of our common stock. The transaction had a value of approximately $20.3 million. Eduprise has been fully integrated into our organization and has become an integral part of our learning technology solutions division. Our acquisition of Eduprise helps fulfill our vision of becoming a comprehensive, integrated provider of strategic advisory, education-delivery and technology management solutions to colleges and universities.

        We initially created Eduprise, then called the COLLEGIS Learning Network, as an operating division in 1997 to develop and support the distance learning initiatives of our clients. Through June 1999, the division was engaged in the development of instructional and Internet software applications and providing hosting, maintenance and support of that software as part of our overall service contracts with selected institutions. In the Spring of 1999, we determined that the capital costs required to fund the development of the division's software would negatively impact our profits. Furthermore, we believed that the division's focus on developing software was inconsistent with our orientation as a software-neutral services provider. Based on its prospects, we determined that the growth of the division would benefit from dedicated capital provided by outside investors and on May 31, 1999, we sold the division. The new owner renamed the business Eduprise, Inc. and subsequently raised approximately $20 million in private equity financing from JP Morgan Partners and Arena Capital Investment Fund, as well as investments by substantially all of our then-existing shareholders.

        In 2000, Eduprise discontinued its focus on software development and shifted its focus to providing services related to the integration of technology into the learning process. As a result, Eduprise's business operations became more congruent with our service offerings. As our clients increasingly sought to integrate their learning technology initiatives with their traditional information technology departments, we worked closely with Eduprise to jointly market and cross-sell our service offerings.

Based on our collaborative successes, we determined that our clients would be best served by combining our operations.

Competition

        We believe our exclusive focus on the higher education industry is unique. Our primary competitive challenge is overcoming the initial resistance to our services from the internal information technology departments of our prospective clients. Additionally, the market for external professional and technology management services is competitive, highly fragmented and subject to rapid technological and market changes. We compete for clients and experienced personnel with a number of companies having significantly greater financial, technical and marketing resources and revenues than we have. Our competitors include systems consulting and integration services providers, software and professional service organizations, and general management consulting firms.

        We believe the principal competitive differentiators in our market are:

  •
  focus and specialization in the higher education marketplace;

  •
  ability to generate both new revenue and cost savings for our clients;

  •
  breadth and quality of service;

  •
  product and vendor independence;

  •
  project management capability;

  •
  responsiveness to client needs;

  •
  technical expertise; and

  •
  price.

Human Resources

        As of May 15, 2002, we had approximately 780 full-time employees. None of our employees is represented by a labor union, and we consider our relationship with our employees to be good.

Facilities

        Our headquarters and administrative, sales and marketing operations are located in Maitland, Florida, where we lease approximately 25,600 square feet of office space. This lease expires on November 15, 2002. In addition to our headquarters, we lease 21,200 square feet of office space in a building located in Morrisville, North Carolina. This lease expires on January 2, 2004. We believe that we will require additional space as our business expands and that we will be able to obtain suitable space as needed.

Legal Proceedings

        As of May 15, 2002, we were not a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Key Employees

        Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers, directors and key employees as of May 15, 2002.

Name	Age	Position
Thomas V. Huber	46	President, Chief Executive Officer and Director
Robert C. Bowers	56	Executive Vice President, Chief Financial Officer and Director
Dr. William H. Graves	61	Vice Chairman
Robert J. Abel	43	Chief Marketing Officer, Senior Vice President, Business Development and General Manager, Learning Technology Services
Janelle A. Baltzer	52	Senior Vice President, Strategic Services
Joseph N. Battista	47	Senior Vice President, Client Services
J. Michael Locke	34	Senior Vice President, Curriculum Solutions
Michael P. Purcell	44	Senior Vice President, Sales and Marketing
Cleatus J. Simmons	57	Senior Vice President, General Counsel and Secretary
Keith E. Thompson	41	Senior Vice President, Technical Services
Dr. Marvin Wachman(1)	85	Chairman Emeritus, Director
Robert E. King(2)	66	Chairman
Robert H. Atwell(2)	71	Director
James E. Cowie(3)	47	Director
Bernard Goldstein(3)	71	Director
Dr. Thurston E. Manning(2)	76	Director
Kenneth G. Pigott(1)(3)	58	Director
Jane Ryland(1)	57	Director

(1)
Member of the nominating committee.

(2)
Member of the compensation committee.

(3)
Member of the audit committee.

        Thomas V. Huber has served as a director since October 2000 and as president and chief executive officer since January 2002. From September 2001 until December 2001, Mr. Huber served as president of the Collegis division and chief operating officer. From October 2000 to September 2001, he served as our chief executive officer. Prior to joining us, from 1998 to 2000, Mr. Huber served as president of the CBS Worldwide Division of Fiserv, Inc., an application software provider and systems integrator for the financial industry, and as acting president of Fiserv, Inc. in 1997. Additionally, Mr. Huber has held senior management positions with Citicorp, Newtrend, L.P., Paramount Communications and Ernst & Young LLP.

        Robert C. Bowers has served as a director since April 1996, as executive vice president since May 1996 and chief financial officer since 1997. Mr. Bowers served as secretary from August 2001 until May 2002. Mr. Bowers served as vice president and chief financial officer of HTE Inc. from June 1995 to May 1996 and as senior vice president and chief financial officer of Newtrend, L.P. from June 1985 to December 1994.

        Dr. William H. Graves has served as a director since November 1997 and currently serves as vice chairman. In this capacity, Dr. Graves serves as our chief academic officer. Dr. Graves served as our senior vice president of instructional technologies from November 1997 until he founded Eduprise in 1999. Dr. Graves has also served as president of the COLLEGIS Research Institute from

November 1997 until its dissolution in 2001. From 1967 to 1999, Dr. Graves was on the faculty at the University of North Carolina at Chapel Hill (professor of mathematics) and also served in various academic and administrative positions and as senior technology officer. In 1989 he founded the University's Institute for Academic Technology and directed it until joining us in November 1997.

        Robert J. Abel has served as chief marketing officer since September 2001 and general manager, learning technology solutions since May 2002. From May 1999 until September 2001, Mr. Abel was vice president of strategy and business development for Eduprise. Prior to joining Eduprise, Mr. Abel was senior director of online learning products and services at Oracle from November 1996 to May 1999. Mr. Abel also has management experience at National Semiconductor and TRW, Inc.

        Janelle A. Baltzer has served as senior vice president of strategic services since May 2000. Prior to joining us, Ms. Baltzer was a partner with Baltzer-Sutton Associates from January 1997 to May 2000, where her responsibilities included delivering information technology consulting services to post-secondary institutions. Ms. Baltzer was vice president of information services and chief information officer for the Apollo Group, Inc. from December 1995 to December 1996.

        Joseph N. Battista has served as senior vice president of client services since January 2000. From June 1999 until December 1999, he served as senior vice president and chief financial officer of Eduprise, Inc. From 1997 to May 1999, he was vice president of client services. From 1995 to 1997, Mr. Battista served as our vice president and chief financial officer. Prior to joining us, Mr. Battista was chief operating officer of ScanGraphics from 1990 to 1995 and chief financial officer of The WEFA Group from 1987 to 1990. He was also chief financial officer of Chase Econometrics from 1982 to 1987.

        J. Michael Locke has served as senior vice president of curriculum solutions since September 2001. Prior to joining us, Mr. Locke served as the chief financial officer of Eduprise from February 2000 until September 2001. From September 1997 to January 2000, Mr. Locke was a vice president in the Investment Banking group at Banc of America Securities in San Francisco where he focused in the education and training sector. From 1992 to 1995, Mr. Locke was a corporate finance attorney with Sullivan & Cromwell.

        Michael P. Purcell has served as senior vice president of sales and marketing since April 2001. From May 2000 to April 2001, Mr. Purcell was vice president of sales at Postini in Redwood City, CA, responsible for worldwide sales and delivery of email value added applications. From 1982 through 2000, Mr. Purcell held a number of sales and management positions with IBM.

        Cleatus J. Simmons has served as senior vice president and general counsel since February 2002. He has served as secretary since May 2002. Mr. Simmons was a senior partner and practice group manager at the law firm of Lowndes, Drosdick, Doster, Kantor & Reed, P.A. in Orlando, Florida from May 1977 to February 2002.

        Keith E. Thompson has served as senior vice president of the technical services division since July 1999 and was vice president of the technical services division from June 1997 to July 1999. From 1995 until June 1997, he served as vice president of operations for Software Support, Inc., a call center company providing technical support for OEMs, ISPs, and software manufacturers. From 1990 through 1995, Mr. Thompson served as director business data processing for Newtrend, L.P. focusing on technology outsourcing to the financial industry.

        Dr. Marvin Wachman has served as a director since 1993 and is currently chairman emeritus of the board of directors. Dr. Wachman served as chairman of the board of directors from February 1995 to August 2001 and co-chairman until April 2002. Dr. Wachman currently serves as president emeritus of Temple University. He was chancellor of Temple University from 1982 to May 2002 and was president of Temple University from 1973 to 1982. Dr. Wachman is a former president of Lincoln University and a past president of the Pennsylvania Association of Colleges & Universities.

        Robert E. King has served as a director since April 1996 and currently serves as chairman of the board of directors. From September 2001 until January 2002, Mr. King served as our interim chief executive officer. Mr. King served from May 1996 to May 1998 as chairman of the executive committee of the board of directors. Since 1994, Mr. King has served as chairman of Salt Creek Ventures, an organization specializing in equity investments in technology and education/training companies. He also serves as a director of DeVry, Inc. and LaPetite Academy, Inc. From 1983 to 1994, Mr. King was chairman and chief executive officer of Newtrend, L.P. Mr. King also founded and served as chief executive officer of DELTAK, Inc. (now known as NetG, Inc., a subsidiary of Thomson, Inc.).

        Robert H. Atwell has served as a director since November 1996. Since 2001, Mr. Atwell has served as an associated consultant with A.T. Kearney, Inc. Mr. Atwell currently serves as president emeritus of the American Council of Education. From December 1996 until December 2000, he served as an independent consultant. From 1984 to 1996, he served as president of the American Council of Education and served as its executive vice president from 1978 to 1984. From 1970 to 1978, Mr. Atwell was president of Pitzer College, one of the Claremont Colleges located in California. From 1965 to 1970, he was vice chancellor for administration of the University of Wisconsin and before that he held a variety of posts with the federal government. He is also a member of the board of directors of Education Management Corporation, Ed Verify, Argosy University and Eckerd College.

        James E. Cowie has served as a director since April 1996. Mr. Cowie is a managing partner of Frontenac Company and has been a partner since 1989. Mr. Cowie currently serves as a director of divine, inc., Lante Corporation and Seurat Company and is a trustee of the Illinois Institute of Technology. Prior to joining Frontenac in 1988, Mr. Cowie was a vice president at Merrill Lynch Capital Markets.

        Bernard Goldstein has served as a director since April 1996. Since 1997, Mr. Goldstein has served as an independent consultant. He also serves as a director of Broadview International, LLC, SPSS, Inc., Sungard Data Systems Inc. and Allscripts Healthcare Solutions, Inc. Mr. Goldstein is a former partner and managing director of Broadview International, LLC and former chairman of National CSS, Inc.

        Dr. Thurston E. Manning has served as a director since November 1996. Since 1991, he has been a self-employed consultant in higher education administration and accreditation, and a director of DeVry, Inc. Dr. Manning formerly served from 1987 to 1991 as president of the Council on Post-Secondary Accreditation, from 1975 to 1987 as director and executive officer of the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools, from 1971 to 1974 as president of the University of Bridgeport and from 1964 to 1971 as vice president for Academic Affairs of the University of Colorado.

        Kenneth G. Pigott has served as a director since April 1996. He also serves as managing partner of Pigott & Company, a private investment company he founded 20 years ago. Since 2001, Mr. Pigott has served as chairman of USA.NET, Inc., a leading provider of E-messaging systems solutions and since 1997, he has been chairman of Compass Asset Management, LLC, a money management firm that deploys options based strategies. Mr. Pigott is a former chairman of Specialty Packaging Products, Inc. and of Intertech Resources, Inc. and is a former partner of Winston & Strawn.

        Jane N. Ryland has served as a director since November 1998. She is a consultant in education technology, and has served as a membership consultant to Internet2 since January 2000 and was director of member activities from October 1998 to January 2000. Ms. Ryland also currently serves as a director of Online Computer Library Center, Inc., a global library consortium. Ms. Ryland was president of CAUSE (the professional association for information technology managers in higher education) from 1986 to 1998, and has formerly held positions in both higher education and the technology industry.

Board Composition

        We currently have 11 directors and one vacancy on our board of directors. Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, one-third of the board of directors will be elected each year. The authorized number of directors may be changed only by resolution of the board of directors or a vote of stockholders holding 66 2/3% of our outstanding common stock. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. These provisions allow the board of directors to fill vacancies of or increase the size of the board of directors, and may deter a stockholder from removing incumbent directors and filling such vacancies with its own nominees in order to gain control of the board.

        Our board has resolved that William H. Graves, Robert E. King and Marvin Wachman will serve as Class I Directors whose terms expire at the 2003 annual meeting of stockholders. Robert H. Atwell, Robert C. Bowers, James E. Cowie and Bernard Goldstein will serve as Class II directors whose terms expire at the 2004 annual meeting of stockholders. Thomas V. Huber, Thurston E. Manning, Kenneth G. Pigott and Jane N. Ryland will serve as Class III directors whose terms expire at the 2005 annual meeting of stockholders.

Board Committees

        We have established an audit committee, a compensation committee and a nominating committee. The audit committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee currently consists of Messrs. Cowie (chairman), Goldstein and Pigott.

        The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants of all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and other employee benefits plans. The compensation committee currently consists of Dr. Manning (chairman) and Messrs. Atwell and King.

        The nominating committee reviews and recommends nominees for election to the board of directors, candidates for board committee membership and employment as senior officers. The nominating committee currently consists of Dr. Wachman (chairman), Mr. Pigott and Ms. Ryland.

Director Compensation

        Non-employee directors not otherwise affiliated with one of our significant stockholders receive $1,000 for each board or board committee meeting attended. All of our non-employee directors not otherwise affiliated with one of our significant stockholders have received stock option grants under our 1996 Stock Option Plan and will be eligible to receive stock option grants under our 2002 Stock Incentive Plan.

Salt Creek Ventures Consulting Agreement

        We are party to an agreement with Salt Creek Ventures, LLC, an entity owned and controlled by our chairman, Robert E. King, under which Salt Creek Ventures provides us with a variety of advisory services, including corporate development activities such as acquisitions, joint ventures and strategic partnerships, strategic planning and competitive assessment and selective sales support through senior client relationships. The contract also requires that Salt Creek Ventures provide supplemental services and support staff personnel to our board of directors. From September 2001 until January 2002, Mr. King served as our interim chief executive officer. Under the agreement, we are obligated to pay Salt Creek Ventures $62,500 per calendar quarter for so long as the agreement is in effect. The agreement is continuous subject to termination upon mutual agreement of the parties or by either party with one year's prior notice.

Compensation Committee Interlocks and Insider Participation

        Except for Mr. King, no member of the compensation committee has been an officer or employee of ours at any time. None of our existing executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. Mr. King, our interim chief executive officer from September 2001 to January 2002 and a member of the compensation committee, is also a director of DeVry, Inc. Dr. Manning, one of our directors and a member of the compensation committee, is also a director of DeVry, Inc. Prior to the formation of the compensation committee, the full board of directors made decisions relating to compensation of our executive officers.

Limitation of Liability and Indemnification of Officers and Directors

        Our certificate of incorporation and bylaws provide that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, the certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or to our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We have obtained insurance which insures our directors and officers against specified losses and which insures us against specific obligations to indemnify our directors and officers.

Executive Compensation

        The following table shows all compensation received during the year ended December 31, 2001 by our chief executive officer, interim chief executive officer and our five other highest-paid executive officers.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Salary		Bonus	Other Annual Compensation(1)	All Other Compensation
Thomas V. Huber Chief Executive Officer	$350,000		$217,567	$5,250	—
Robert E. King Interim Chief Executive Officer	162,500	(2)	—	—	—
Robert C. Bowers Executive Vice President and Chief Financial Officer	202,500		84,050	5,306	—
Michael P. Purcell Senior Vice President, Sales and Marketing	236,497		—	2,200	$31,641	(3)
Janelle A. Baltzer Senior Vice President, Strategic Services	190,876		41,000	2,150	—
Joseph N. Battista Senior Vice President, Client Services	150,000		61,500	4,500	—
Keith E. Thompson Senior Vice President, Technical Services	150,000		61,500	4,500	—

(1)
Other annual compensation for each named executive officer represents amounts that we paid to match contributions by each executive officer to our 401(k) plan.

(2)
Represents amounts paid to Salt Creek Ventures pursuant to a consulting agreement. Mr. King served as our interim chief executive officer from September 2001 to January 2002. See "Management—Salt Creek Ventures Consulting Agreement."

(3)
Represents relocation expenses that we paid on behalf of Mr. Purcell.

Option Grants in Last Fiscal Year

        The following table sets forth information regarding stock options granted to the persons listed on the Summary Compensation Table for 2001. We have never granted any stock appreciation rights.

Option Grants in Last Fiscal Year

Individual Grants
Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year
Name			Exercise or Base Price (per share)	Expiration Date
					5%	10%
Thomas V. Huber	—	—	—	—	—	—
Robert E. King	—	—	—	—	—	—
Robert C. Bowers	—	—	—	—	—	—
Michael P. Purcell	170,000	9.5%	$3.00	4/10/08	$207,621	$483,837
Janelle A. Baltzer	25,000	1.4%	3.00	1/1/08	30,533	71,153
Joseph N. Battista	—	—	—	—	—	—
Keith E. Thompson	—	—	—	—	—	—

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth information concerning the exercise of stock options during the fiscal year ended December 31, 2001 by the persons listed in the Summary Compensation Table and the fiscal year-end value of unexercised options.

			Number of Unexercised Options at December 31, 2001		Value of Unexercised In-the-Money Options at December 31, 2001
	Shares Acquired upon Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas V. Huber	—	—	202,500	607,500	—	—
Robert E. King	—	—	—	—	—	—
Robert C. Bowers	—	—	—	—	—	—
Michael P. Purcell	—	—	—	170,000	—	—
Janelle A. Baltzer	—	—	20,196	110,098	—	—
Joseph N. Battista	—	—	168,433	27,567	—	—
Keith E. Thompson	—	—	77,500	35,000	—	—

Employment Agreements

        In September 2000, we entered into an at-will employment letter agreement with Thomas V. Huber, our chief executive officer, pursuant to which we agreed to pay Mr. Huber an annual base salary of $350,000 and an annual bonus of up to $250,000. The actual amount of any annual bonus is determined in accordance with an executive performance incentive plan. In the event that Mr. Huber is terminated without cause, we have agreed to continue paying his base salary and benefits for a period of 12 months after such termination.

Employee Benefit Plans

  1996 Stock Option Plan

        In 1996, the board of directors adopted the 1996 Stock Option Plan. The plan is designed to enhance the long-term profitability and stockholder value by aligning the interests of selected directors, officers, employees and consultants granted options to purchase shares of our common stock with our performance targets.

        The 1996 Stock Option Plan is administered by the board of directors, which has exclusive authority to grant awards under the plan and to make all interpretations and determinations affecting the plan. The board has the sole discretion, for example, to determine the individuals to be granted options, the number of shares of common stock to be subject to each option granted, the exercise price of each option, the conditions with respect to vesting and exercisability of options and all other conditions of any grant of options under the plan. The board may delegate all or any portion of the authority granted to it under the plan to a committee appointed by the board.

        Participation in the plan is limited to our directors, officers, employees and consultants who are selected from time to time by the board or by a committee appointed by the board. Awards under the plan may be in the form of incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code or non-statutory options which are not intended to meet the requirements of Section 422 of the Internal Revenue Code.

        We have reserved an aggregate of 7,400,000 shares of common stock for issuance under the 1996 Stock Option Plan. As of May 15, 2002, options to purchase 5,105,837 shares of common stock were outstanding. There will be no further options issued under the 1996 Stock Option Plan.

  2002 Stock Incentive Plan

        In                   2002, our board of directors adopted the 2002 Stock Incentive Plan. The 2002 Stock Incentive Plan will be effective upon consummation of this offering and is designed to enhance our long-term profitability and stockholder value by aligning the interests of selected directors, officers, employees and consultants with our performance targets.

        The 2002 Stock Incentive Plan is administered by the compensation committee of our board of directors, which has exclusive authority to grant awards under the 2002 Stock Incentive Plan and to make all interpretations and determinations affecting the 2002 Stock Incentive Plan. The board of directors has the sole discretion, for example, to determine the individuals to be granted awards, the type of award granted, the number of shares of common stock to be subject to each award granted, the exercise price of each award, the conditions with respect to vesting and exercisability of awards and all other conditions of any award under the 2002 Stock Incentive Plan. The 2002 Stock Incentive Plan provides that it will be administered by a committee consisting of at least two "outside directors" within the meaning of Code Section 162(m).

        Participation in the 2002 Stock Incentive Plan is limited to our directors, officers, employees and consultants who are selected from time to time by the board of directors or by a committee appointed by the board of directors. Awards under the 2002 Stock Incentive Plan may be in the form of incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, non-qualified stock options which are not intended to meet the requirements of Section 422 of the Internal Revenue Code, shares of restricted stock, performance shares or stock appreciation rights.

        An aggregate of            shares of our common stock will be initially reserved for issuance under the 2002 Stock Incentive Plan. The aggregate number of shares of our common stock available for issuance under the 2002 Stock Incentive Plan will be increased as of the first day of each calendar year

beginning on January 1, 2003, by an amount equal to    % of the total number of our shares of common stock then outstanding.

2002 Employee Stock Purchase Plan

        We will adopt the 2002 Employee Stock Purchase Plan effective upon consummation of this offering. The plan permits our full-time employees who have been employed for longer than six months and do not own more than 5% of our outstanding common stock to purchase shares of our common stock at        % of their fair market value periodically through accumulated payroll deductions. Each employee may use up to 10% of gross pay for these purchases, although the fair market value of the shares purchased may not exceed $25,000 for any calendar year. Initially, we have reserved            shares of our common stock for issuance under the plan. The plan will terminate when the maximum number of shares has been purchased or at the discretion of our board of directors. Shares purchased under the plan are eligible for the tax treatment provided under Section 423 of the Internal Revenue Code.

  Performance Incentive Plan

        In each of the past six years, we have established an annual performance incentive plan pursuant to which substantially all of our employees were made eligible to be paid a bonus based on individual performance and our results of operations for such fiscal year. We currently anticipate establishing a performance incentive plan in 2002. The compensation committee of our board of directors approves levels of allocations of the bonus pool among employee groups and cash bonuses, if any, are paid following our annual audit. In 2001, we contributed $960,000 for payment under the 2001 performance incentive plan.

RELATED PARTY TRANSACTIONS

        We are party to an agreement with Salt Creek Ventures, LLC, an entity owned and controlled by our chairman, Robert E. King under which Salt Creek Ventures provides us with a variety of advisory services, including corporate development activities such as acquisitions, joint ventures and strategic partnerships, strategic planning and competitive assessment and selective sales support through senior client relationships. The contract also requires that Salt Creek Ventures provide supplemental services and support staff personnel to our board of directors. Under the agreement, we are obligated to pay Salt Creek Ventures $62,500 per calendar quarter for so long as the agreement is in effect. Amounts paid to Salt Creek Ventures in 2001, 2000 and 1999 were $162,500, $125,000 and $50,000, respectively. The agreement is continuous, subject to termination upon mutual agreement of the parties or by either party with one year's prior notice.

        In June 1999, we sold our learning technology solutions division to one of our minority stockholders for $30,000 who operated it as Eduprise. Eduprise assumed $430,000 of deferred revenue and accrued expenses. After our disposition of the division, we retained the rights to computer software and related intellectual property developed by the division and granted a royalty-free license to Eduprise for the use of this intellectual property. We continued to provide related services under our existing contracts through a subcontracting arrangement with Eduprise. We paid Eduprise service fees related to this arrangement of $287,000 in the eight months ended August 31, 2001, $430,000 in 2000 and $301,000 in 1999. Subsequent to our disposition, Eduprise raised approximately $20 million in a private equity financing led by JP Morgan Partners and Arena Capital Investment Fund that included investments by substantially all of our then-existing shareholders, including two of our directors, Robert E. King and Kenneth G. Pigott, and two entities affiliated with one of our significant shareholders, Frontenac VI Limited Partnership. On August 31, 2001, we reacquired Eduprise through the issuance of 4.3 million shares of our common stock and the assumption of options and warrants to purchase 342,000 shares of our common stock. For more detailed information about our acquisition of Eduprise, see "Unaudited Pro Forma Financial Data," "Business — Eduprise Acquisition" and the Eduprise, Inc. financial statements included elsewhere in this prospectus.

        In connection with a former officer's severance agreement dated December 31, 1999, we agreed to repurchase 190,000 outstanding shares of our capital stock from the officer for $3.00 per share. In addition, the former officer's remaining options were cancelled.

        In December 1998, as part of a severance agreement with a former officer, we loaned the officer $571,400. The loan was secured by the former officer's 600,000 shares of our capital stock and was repayable under a full recourse promissory note. In March 2000, the former officer exercised 327,000 options to purchase our common stock at $0.56 per share. We simultaneously repurchased and retired all of the former officer's shares of our capital stock for $3,303,000. We issued a promissory note to the former officer in the amount of $1,651,500, which accrues interest at 6.5% and is payable quarterly commencing on June 30, 2000. Any outstanding principal and any accrued but unpaid interest on this note is payable on March 31, 2003. The remainder of the consideration was paid in cash. The former officer used the cash consideration to repay all amounts outstanding under the December 1998 promissory note.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of our common stock as of March 31, 2002 and as adjusted to reflect the sale of the shares of common stock offered pursuant to this prospectus by:

  •
  each person, entity or group of affiliated persons whom we know owns beneficially more than 5% of our common stock;

  •
  each of our directors;

  •
  each executive officer listed in the "Summary Compensation" table above;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

        Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The table below assumes that the underwriters over-allotment is not exercised. It is therefore based on                        shares of our common stock outstanding prior to this offering and                        shares outstanding immediately after this offering.

	Shares beneficially owned prior to this offering		Number of shares being offered		Shares beneficially owned after this offering
Name of Beneficial Owner(1)	Number of shares	Percent	Number of shares	Percent	Number of shares	Percent
Directors and Named Executive Officers:
Thomas V. Huber(2)	202,500	1.15%
Robert C. Bowers(2)	749,600	4.31%
Michael P. Purcell(2)	42,500	*
Janelle A. Baltzer(2)	46,446	*
Joseph N. Battista(2)	168,433	*
Keith E. Thompson(2)	106,543	*
Dr. Marvin Wachman(2)	61,472	*
Robert E. King(3)	2,990,705	17.21%
Robert H. Atwell(2)	41,956	*
James E. Cowie(4)	6,161,164	35.45%
Bernard Goldstein(2)	199,874	1.15%
Dr. Thurston E. Manning(2)	43,164	*
Kenneth G. Pigott(5)	2,487,718	14.32%
Jane Ryland(2)	31,856	*
All Directors and Named Executive Officers as a group (consisting of 14 persons)	13,333,931	73.74%
5% Stockholders:
Frontenac VI Limited Partnership(6)	5,232,671	30.11%
J.P. Morgan Partners (23A SBIC), LLC(7)	1,478,317	8.51%
Claire Reid(8)	906,680	5.22%
Frontenac VII Limited Partnership(6)	884,279	5.09%
Other Selling Stockholders:(9)
Learning Tree International, Inc.	185,698	1.07%
U.S. Bancorp Piper Jaffray Inc.(10)	182,170	1.05%

*
Represents less than one percent.

(1)
Unless noted otherwise, the address for each of the directors, executive officers and beneficial owners identified in this table is c/o of Collegis, Inc., 2300 Maitland Center Parkway, Suite 340, Maitland, Florida 32751.

(2)
Includes shares subject to purchase upon exercise of options exercisable within 60 days after July 31, 2002, as follows: Mr. Huber 202,500 shares; Mr. Purcell 42,500 shares; Ms. Baltzer 46,446 shares; Mr. Battista 168,433 shares; Mr. Thompson 87,500 shares; Dr. Wachman 31,076 shares; Mr. Atwell 31,516 shares; Mr. Goldstein 31,320 shares; Dr. Manning 31,516 shares; and Ms. Ryland 31,516 shares.

(3)
Includes 1,395,975 shares held by King Children Trust Partnership and 25,806 shares held by Emily Hauser King GST Trust for which Mr. King serves as trustee. Also includes 99,667 shares held by Flagg Creek Foundation. Mr. King is a director of Flagg Creek Foundation. As a result, Mr. King may be deemed to have beneficial ownership of the shares held by King Children Trust Partnership, Emily Hauser King GST Trust and Flagg Creek Foundation. Mr. King disclaims beneficial ownership of all such attributed shares.

(4)
Includes 5,232,671 shares held by Frontenac VI Limited Partnership, 884,279 shares held by Frontenac VII Limited Partnership and 44,214 shares held by Frontenac Masters VII Limited

  Partnership. Mr. Cowie is a managing partner of Frontenac Company, which is the sole general partner of Frontenac VI Limited Partnership and a member of Frontenac Company VII, LLC, which is the sole general partner of Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership. As a result, Mr. Cowie may be deemed to have beneficial ownership of the shares held by such entities. Mr. Cowie disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(5)
Includes 44,839 shares owned by Mr. Pigott's spouse, 156,941 shares owned by Pigott Family Partnership of which Mr. Pigott is the general partner and 47,353 shares owned by The Dearborn Foundation, of which Mr. Pigott is a director. Mr. Pigott disclaims beneficial ownership of all such attributed shares.

(6)
The address for Frontenac VI Limited Partnership and Frontenac VII Limited Partnership is c/o Frontenac Company, 135 South LaSalle Street, Suite 3800, Chicago, Illinois 60603.

(7)
Shares beneficially owned prior to this offering and number of shares being offered include 549,824 shares of common stock to be issued upon exercise of an outstanding warrant. The address for J.P. Morgan Partners (23A SBIC), LLC is c/o JP Morgan Partners, 1221 Avenue of Americas, 39th Floor, New York, New York 10020.

(8)
The address for Claire Reid is P.O. Box 576, Unionville, Pennsylvania 19375.

(9)
The names of the selling stockholders and the number of securities held by the selling stockholders will be provided in a pre-effective amendment to this registration statement.

(10)
Shares beneficially owned prior to this offering and number of shares being offered represent shares of common stock to be issued upon exercise of an outstanding warrant.

DESCRIPTION OF CAPITAL STOCK

        The following information describes our common stock and preferred stock, as well as options and warrants to purchase our common stock, and provisions of our certificate of incorporation and our bylaws. This description is only a summary. You should also refer to the certificate and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

        Upon completion of this offering, our authorized capital stock will consist of                        shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        As of May 15, 2002, there were 17,378,236 shares of common stock outstanding and held of record by 108 stockholders, including 748,000 redeemable shares of common stock. The shares of redeemable common stock are subject to put options granted by us to a former officer as part of an incentive, put and noncompetition agreement.

        There will be                        shares of common stock outstanding upon the closing of this offering, which gives effect to the issuance of                        shares of common stock offered by us under this prospectus.

        Each share of common stock will have identical rights and privileges in every respect upon the closing of this offering. The holders of our common stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of common stock held. Subject to the prior rights and preferences, if any, applicable to shares of our preferred stock, the holders of common stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by our board of directors out of any funds legally available for the payment of dividends. If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of common stock will be entitled to receive after distribution in full of the preferential amounts, if any, to be distributed to the holders of preferred stock or any series of preferred stock, all of the remaining net assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no preferences or any preemptive conversion or exchange rights.

Preferred Stock

        Our certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock, par value $0.01 per share. As of May 15, 2002, there were no shares of preferred stock outstanding. Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designation, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as may be provided in a resolution or resolutions adopted by the board of directors. The board of directors may authorize the issuance of shares of preferred stock with terms and conditions which could discourage a takeover or other transaction that holders of some or a majority of shares of common stock might believe to be in their best interests or in which holders of common stock might receive a premium over the market price for their shares.

Options

        As of May 15, 2002, options to purchase a total of 5,105,837 shares of our common stock were outstanding at a weighted average exercise price of $2.94. Options to purchase a total of                        shares of common stock may be granted under our 2002 Stock Incentive Plan.

Warrants

        As of May 15, 2002, we had outstanding a warrant to purchase 549,824 shares of common stock to J.P. Morgan Partners (23A SBIC), LLC at an exercise price of $0.23375 per share and a warrant to purchase 182,170 shares of common stock to U.S. Bancorp Piper Jaffray at an exercise price of $5.38 per share. The J.P. Morgan warrant was issued in 1996 and is currently exercisable. The U.S. Bancorp Piper Jaffray warrant was issued in 2000 in connection with U.S. Bancorp Piper Jaffray's efforts in leading a private equity financing for Eduprise. This warrant was assumed by us in connection with the Eduprise acquisition. The U.S. Bancorp Piper Jaffray warrant is currently exercisable. In connection with this offering, the warrant holders have decided to exercise all outstanding warrants and offer the 731,994 shares of common stock issuable thereby as selling stockholders. See "Principal and Selling Stockholders."

Anti-Takeover Effects of Certain Provisions of Delaware Law and the Certificate of Incorporation and Bylaws

        Some provisions of our certificate of incorporation and bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Law

        We are subject to Section 203 of the Delaware General Corporation Law, or DGCL Section 203, which regulates corporate acquisitions. DGCL Section 203 prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL Section 203, a "business combination" includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, DGCL Section 203 defines an "interested stockholder" as any entity or person beneficially owing 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of DGCL Section 203 with an express provisions in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the provisions of DGCL Section 203.

Classified Board of Directors

        Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Cumulative Voting

        Our certificate of incorporation expressly denies stockholders the right to cumulate votes in the election of directors.

Stockholder Action; Special Meeting of Stockholders

        Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws further provide that special meetings of our stockholders may be called at any time only by the chairman of the board or the president or at the written request of a majority of the board of directors and by no other persons.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than sixty days nor more than ninety days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, that in the event that the annual meeting is called for a date that is not within thirty days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments; Supermajority Vote Requirements

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of 66 2/3% of the outstanding shares of our common stock to approve a business combination transaction or amend the provisions of our certificate of incorporation and bylaws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders special meetings.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                        .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since no shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding an aggregate of                        shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after                        , 2002. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining                        shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144 or 144(k) promulgated under the Securities Act.

        As a result of the contractual restrictions described below and the provisions of Rules 144 and 144(k), the restricted shares will be available for sale in the public market as follows:

  •
  none of our currently outstanding restricted shares will be eligible for sale upon completion of this offering;

  •
  shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus;

  •
  shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus; and

  •
  shares will be eligible for sale upon the exercise of vested options at various times after the date of this prospectus.

Lock-Up Agreements

        All of our officers, directors, existing stockholders and warrant holders and substantially all of our option holders have agreed to the lock-up restrictions described in "Underwriting."

Rule 144

        In general, under Rule 144 as currently in effect, beginning ninety days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to matter of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Upon the expiration of the 180-day lock-up period,                         shares of our common stock will qualify as "144(k) shares."

Options

        Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering                         shares of common stock reserved for issuance under our stock option plan. The registration statement will become effective automatically upon filing. Upon completion of this offering, options to purchase                        shares of common stock are expected to be issued and outstanding, of which                        shares are expected to be vested. Accordingly, shares registered under the registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

Registration Rights

        At any time six months following the effective date of this offering, the holders of 30% or more of the shares of common stock held by our existing stockholders will be entitled to demand, under certain circumstances, the registration of their shares under the Securities Act. We are not required to effect more than one registration for such holders pursuant to these demand registration rights, under certain circumstances. We may postpone for a period not to exceed 90 days the filing or effectiveness of any registration statement filed in connection with a demand registration if we determine in good faith that such filing would require disclosure of a material fact that would have a material adverse effect on us to engage in any acquisition of assets or any merger, consolidation or tender offer. Additionally, subject to certain conditions and limitations, we have agreed to permit our existing stockholders to include their shares of common stock in any primary offering pursuant to a registration statement filed with the SEC or whenever our securities then issued and outstanding are to be registered under the Securities Act upon compliance with certain notice provisions set forth in the agreement. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in such registration.

        We are generally required to bear all expenses arising from these registrations. We have further agreed to indemnify, to the fullest extent permitted by law, each stockholder and certain of their affiliates against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of a material fact contained in any registration statement, any prospectus or preliminary prospectus or any amendment thereof or supplement thereto, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation of federal or state blue sky laws.

        Registration of any of the shares of our common stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

        All holders with registration rights have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2002, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Banc of America Securities LLC
U.S. Bancorp Piper Jaffray Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of        additional outstanding shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $    per share. The underwriters and selling group members may allow a discount of $    per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

        The representatives have informed us and the selling stockholders that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except (i) issuances pursuant to the exercise of currently outstanding warrants or options and (ii) grants of employee stock options pursuant to the plans described in the prospectus.

        Our officers, directors, stockholders, including the selling stockholders, and warrant holders and substantially all of our option holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

        The underwriters have reserved for sale, at the initial public offering price, up to                        shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We will apply to list the shares of common stock on The Nasdaq National Market subject to official notice of issuance under the symbol "CLGS."

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors that will be considered in determining the public offering price will include:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  market conditions for initial public offerings;

  •
  the history of, and the prospects for, us and the industry in which we compete;

  •
  our past and present operations;

  •
  our past and present earnings and current financial position;

  •
  the ability of our management;

  •
  the prospects for, and the timing of, our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of the offering.

        We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

        In January 2000, U.S. Bancorp Piper Jaffray received from Eduprise, Inc. a warrant to purchase shares of Eduprise Series A preferred stock for providing financial services in connection with a private equity financing. At that time, five employees of U.S. Bancorp Piper Jaffray also purchased shares of Eduprise Series A preferred stock. The exercise price of the warrant and the purchase price of the common stock equaled the per share purchase price paid by all investors in the private equity financing. In connection with our acquisition of Eduprise in August 2001, we issued U.S. Bancorp Piper Jaffray a replacement warrant to purchase 182,170 shares of our common stock at an exercise price of $5.38 and issued the five U.S. Bancorp Piper Jaffray employees an aggregate of 18,575 shares of our common stock in exchange for all of their shares of Eduprise Series A preferred stock. In response to recently adopted NASD rules regarding conflicts of interest, U.S. Bancorp Piper Jaffray will exercise its warrant in full on the offering date and it and its employees will sell all the stock they beneficially own in the offering. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the NASD Conduct Rules. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Credit Suisse First Boston Corporation.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action — Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser, and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Winston & Strawn, Chicago, Illinois. Stanford J. Goldblatt, a partner of Winston & Strawn, owns 37,769 shares of our common stock and 43,722 options to purchase shares of our common stock. Certain legal matters will be passed upon for the underwriters by Katten Muchin Zavis Rosenman, Chicago, Illinois.

EXPERTS

        The financial statements of Collegis, Inc. as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 and the financial statements of Eduprise, Inc. as of December 31, 2000 and 1999, and for the year ended December 31, 2000 and the period from June 1, 1999 to December 31, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any material contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any material contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

        You may read and copy all or any portion of the registration statement or any other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's web site (http://www.sec.gov).

        As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC.

INDEX TO FINANCIAL STATEMENTS

Collegis, Inc.

Independent Auditors' Report	F-2
Balance Sheets as of December 31, 2000 and 2001 and March 31, 2002 (unaudited)	F-3
Statements of Income for each of the fiscal years in the three-year period ended December 31, 2001 and for the three months ended March 31, 2001 and March 31, 2002 (unaudited)	F-4
Statements of Stockholders' Equity for each of the fiscal years in the three-year period ended December 31, 2001 and for the three months ended March 31, 2001 and March 31, 2002 (unaudited)	F-5
Statements of Cash Flows for each of the fiscal years in the three-year period ended December 31, 2001 and for the three months ended March 31, 2001 and March 31, 2002 (unaudited)	F-6
Notes to Financial Statements	F-7
Eduprise, Inc.
Independent Auditors' Report	F-21
Balance Sheets as of December 31, 1999 and 2000 and August 31, 2001 (unaudited)	F-22
Statements of Operations for year ended December 31, 2001, period from June 1, 1999 to December 31, 1999 and eight months ended August 31, 2001 (unaudited)	F-23
Statements of Stockholders' Equity (Deficit) for year ended December 31, 2000, period from June 1, 1999 to December 31, 1999 and eight months ended August 31, 2001 (unaudited)	F-24
Statements of Cash Flows for year ended December 31, 2000, period from June 1, 1999 to December 31, 1999 and eight months ended August 31, 2001 (unaudited)	F-25
Notes to Financial Statements	F-26

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Collegis, Inc.

        We have audited the accompanying balance sheets of Collegis, Inc. (formerly CollegisEduprise, Inc. and COLLEGIS, Inc.) (the "Company") as of December 31, 2001 and 2000, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of Collegis, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 22, 2002

COLLEGIS, INC.

BALANCE SHEETS

(amounts in thousands)

	December 31,		March 31,
	2000	2001	2002
			(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$8,237	$14,710	$13,842
Trade accounts receivable	6,053	6,178	8,509
Unbilled receivables on contracts	2,555	4,836	5,248
Income taxes receivable	—	384	—
Prepaid expenses	581	784	1,113
Deferred income taxes (Note 13)	591	492	590

Total current assets	18,017	27,384	29,302
Property and Equipment — Net (Note 7)	1,164	2,210	2,025
Other Assets	221	190	191
Intangible Assets (Note 2)	—	960	840
Goodwill (Note 2)	—	9,383	9,383
Deferred Income Taxes (Note 13)	127	4,730	4,730

Total Assets	$19,529	$44,857	$46,471

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current portion of long-term debt (Notes 6 and 12)	$3,186	$2,306	$1,822
Accounts payable and accrued expenses (Note 8)	3,205	5,275	5,093
Deferred revenue	4,596	6,146	7,151
Income taxes payable	416	—	—

Total current liabilities	11,403	13,727	14,066
Long-term Debt (Notes 6 and 12)	1,863	71	—
Note Payable — Related party (Note 9)	1,652	1,652	1,652
Stockholders' Equity:
Preferred stock, $.01 par value, 1,000 shares authorized, none issued (Note 3)	—	—	—
Common stock, $.01 par value, 25,000 authorized at December 31, 2001 and March 31, 2002, 13,177, 17,377, and 17,378 shares outstanding at December 31, 2000, December 2001, and March 31, 2002 (Note 3)	131	174	174
Warrants (Notes 2, 4 and 6)	404	438	438
Additional paid-in capital	14,254	28,622	28,627
Deferred compensation (Notes 2 and 10)	—	(908)	(793)
Treasury stock — at cost	(18,943)	(11,731)	(11,731)
Retained earnings	8,765	12,812	14,038

Total stockholders' equity	4,611	29,407	30,753

Total Liabilities and Stockholders' Equity	$19,529	$44,857	$46,471

See notes to financial statements.

COLLEGIS, INC.

STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	December 31,			March 31,
	1999	2000	2001	2001	2002
				(Unaudited)
Revenue	$49,707	$56,376	$70,359	$15,851	$22,790
Operating Expenses:
Cost of services	30,361	34,022	42,893	9,739	14,263
Selling, general and administrative expenses	11,526	12,539	18,709	3,757	5,909
Depreciation and amortization	429	1,312	1,297	143	407
Stock compensation expense (Notes 2, 9 and 10)	—	797	679	—	115
Terminated transaction costs (Note 8)	702	—	—	—	—

Total operating expenses	43,018	48,670	63,578	13,639	20,694

Operating Income	6,689	7,706	6,781	2,212	2,096
Interest Expense	(555)	(618)	(366)	(77)	(152)
Interest Income	201	336	308	50	100

Income Before Income Taxes	6,335	7,424	6,723	2,185	2,044
Income Tax Expense (Note 13)	(2,535)	(2,972)	(2,676)	(874)	(818)

Income from Continuing Operations	3,800	4,452	4,047	1,311	1,226
Loss from Discontinued Operations —
Net of income tax benefit of $368 (Note 5)	(551)	—	—	—	—

Net Income	$3,249	$4,452	$4,047	$1,311	$1,226

Earnings Per Share
Basic:
Income from continuing operations	$0.27	$0.34	$0.28	$0.10	$0.07
Discontinued operations	(0.04)	—	—	—	—

Net income	$0.23	$0.34	$0.28	$0.10	$0.07

Weighted average shares outstanding	14,026	13,282	14,504	13,075	17,378
Diluted:
Income from continuing operations	$0.25	$0.31	$0.26	$0.09	$0.07
Discontinued operations	(0.04)	—	—	—	—

Net income	$0.21	$0.31	$0.26	$0.09	$0.07

Weighted average shares outstanding	15,682	14,258	15,516	13,948	18,659

COLLEGIS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(amounts in thousands)

	Common Stock			Treasury Stock
						Additional Paid-In Capital	Deferred Compen- sation	Share- holder note	Retained Earnings
	Shares	Par	Warrants	Shares	Cost					Total
Balance, January 1, 1999	14,021	$140	$404	11,274	$(18,943)	$16,820	$—	$(571)	$2,269	$119
Exercise of stock options (Note 10)	13					9				9
Income tax effect of terminated options						(906)				(906)
Net income									3,249	3,249

Balance, December 31, 1999	14,034	140	404	11,274	(18,943)	15,923	—	(571)	5,518	2,471
Exercise of stock options (Note 10)	332	3				185				188
Income tax effect of exercised options						4				4
Repayment of shareholder note (Note 9)								571		571
Repurchase of shares (Notes 9 and 10)	(1,291)	(12)				(1,858)			(1,205)	(3,075)
Net income									4,452	4,452

Balance, December 31, 2000	13,075	131	404	11,274	(18,943)	14,254	—	—	8,765	4,611
Exercise of stock options (Note 10)	10					17				17
Income tax effect of exercised options						5				5
Issuance in connection with acquisition (Note 2):
Common stock	4,292	43		(4,292)	7,212	12,102				19,357
Options						1,389	(733)			656
Warrants			34							34
Extension of option terms						464				464
Issuance of stock options (Note 10)						391	(391)			—
Amortization of deferred compensation							216			216
Net income								—	4,047	4,047

Balance, December 31, 2001	17,377	174	438	6,982	(11,731)	28,622	(908)	—	12,812	29,407
Exercise of stock options (unaudited)	1					4				4
Income tax effect of exercised options (unaudited)						1				1
Amortization of deferred compensation (unaudited)							115			115
Net income (unaudited)								—	1,226	1,226

Balance, March 31, 2002 (unaudited)	17,378	$174	$438	6,982	$(11,731)	$28,627	$(793)	$—	$14,038	$30,753

See notes to financial statements.

COLLEGIS, INC.

STATEMENTS OF CASH FLOWS

(amounts in thousands)

	December 31,			March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Cash Flows from Operating Activities:
Net income	$3,249	$4,452	$4,047	$1,311	$1,226
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	429	1,312	1,297	143	407
(Gain) loss on disposition of assets	—	6	(2)	—	—
Stock compensation expense (Notes 2 and 9)	—	797	679	—	115
Deferred income taxes (Note 13)	1,030	(423)	140	(464)	(98)
Deferred tax effect of terminated options (Note 11)	(906)	—	—	—	—
Loss from discontinued operations	551	—	—	—	—
Changes in:
Accounts receivable and unbilled receivables	(2,442)	(883)	(1,110)	371	(2,743)
Prepaid expenses	(27)	(232)	150	7	(329)
Other assets and liabilities	(36)	(87)	108	(22)	(1)
Accounts payable and accrued expenses	1,420	(574)	974	(324)	(182)
Deferred revenue	602	2,233	574	(571)	1,005
Income taxes receivable and payable	(131)	406	(798)	395	384

Cash provided by (used in) continuing operations	3,739	7,007	6,059	846	(216)
Cash used in discontinued operations	(147)	—	—	—	—

Net cash provided by (used in) operating activities	3,592	7,007	6,059	846	(216)
Cash Flows from Investing Activities:
Purchases of property and equipment	(536)	(781)	(903)	(321)	(101)
Proceeds from sale of assets	—	23	3	—	—
Acquisition (Note 2)	—	—	4,103	—	—
Proceeds from shareholder note (Note 9)	—	571	—	—	—
Capitalized computer software costs	(297)	—	—	—	—

Net cash used in investing activities	(833)	(187)	3,203	(321)	(101)
Cash Flows from Financing Activities:
Repayments of long-term debt	(1,250)	(1,851)	(2,806)	(128)	(555)
Repurchase of stock (Notes 9 and 10)	—	(2,221)	—	—	—
Exercise of stock options	9	193	17	—	4

Net cash used in financing activities	(1,241)	(3,879)	(2,789)	(128)	(551)

Net Increase (Decrease) in Cash and Cash Equivalents	1,518	2,941	6,473	397	(868)
Cash and Cash Equivalents, January 1	3,778	5,296	8,237	8,237	14,710

Cash and Cash Equivalents, end of period	$5,296	$8,237	$14,710	$8,634	$13,842

Supplemental Cash Flow Disclosures:
Cash paid for interest	$533	$686	$217	$100	$100
Cash paid for income taxes	2,261	2,730	3,308	300	215

See notes to financial statements.

COLLEGIS, INC.

NOTES TO FINANCIAL STATEMENTS

(amounts in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations — On August 31, 2001 COLLEGIS, Inc. ("COLLEGIS") acquired Eduprise, Inc. ("Eduprise") (see Note 2). The merged entity was renamed CollegisEduprise, Inc. and in May 2002 the name was changed to Collegis, Inc. (the "Company" or "Collegis"). The combined enterprise is focused on the higher education market and offers a comprehensive set of services from strategic consulting, instructional development, program management, business planning, marketing services, software integration services, hosting and help desk and complete management services outsourcing.

        COLLEGIS has provided services in the areas that include academic and instructional systems, administrative applications and networking and Internet services. These services have normally been bundled into a multi-year contract with lengths ranging from three to seven years. COLLEGIS also provided services in strategic consulting, instructional design and support, course development, program management and application hosting services.

        Eduprise has provided services related to the integration of Internet technologies into the learning process. Its revenues have been generated from the provision of strategic consulting, instructional design and support, course development, program management, and software application hosting services.

        Eduprise was a division of the Company until its sale to a minority shareholder of the Company in June 1999. COLLEGIS and Eduprise continued to have certain common shareholders and directors.

        Basis of Presentation — These financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

        Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition — Substantially all of the Company's revenues are generated under multi-year, fixed-priced contracts. Revenues are recognized as services are provided, primarily on a straight-line basis over each contract year. Revenues generated from strategic consulting, instructional design and support, course development and program management services are recognized as the services are performed. For these contracts, changes in scope of services to be provided, estimates of percentage completed or profitability may result in revisions to revenue and are recognized in the period in which such revisions are determined. Revenue includes reimbursable expenses charged to the client. Billings are based on payment schedules that may differ from the timing of revenue recognition. These differences are reflected in the balance sheets as either unbilled receivables on contracts or deferred revenue.

        Cash and Cash Equivalents — Cash and cash equivalents consist primarily of amounts held in demand deposit accounts and amounts in highly liquid time deposit instruments having an original maturity of three months or less, and are recorded at cost which approximates fair value.

        Property and Equipment — Property and equipment is stated as cost less accumulated depreciation and is depreciated over the estimated useful lives of the related assets under the straight-line method. The estimated useful lives range from three to seven years.

        Income Taxes — The provision for income taxes is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference, if any, between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

        Financial Instruments — The carrying amounts for cash and cash equivalents, trade accounts receivable, unbilled receivables on contracts, income taxes receivable, prepaid expenses, accounts payable, accrued expenses and certain other assets and liabilities approximate fair value because of the short-term nature of these items. Because of its variable interest rate, the carrying amount of the long-term debt approximates its fair value.

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company believes that concentrations of credit risk are limited due to the credit quality of the Company's customers (see Note 14). Trade receivable credit losses for the three years ended December 31, 2001 were not material.

        Business Combinations — Statement of Financial Accounting Standard ("SFAS") No. 141 "Business Combinations" requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. Accordingly, the acquisition of Eduprise was accounted under the purchase method. SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations.

        Goodwill and Intangibles — SFAS 142 "Goodwill and Other Intangible Assets" requires the use of a non-amortization approach to account for purchased goodwill and intangible assets with indefinite lives. Other intangible assets will continue to be amortized over their estimated useful lives. Under the non-amortization approach, goodwill and intangible assets with indefinite lives will not be amortized, but be tested for impairment annually, or more frequently if events or changes in circumstances indicate that these assets might be impaired. The provisions of SFAS 142 were effective for the goodwill and intangible assets arising in the acquisition of Eduprise.

        Software — The Company has developed selected software products for sale in connection with its instructional and Internet service offerings. These products first achieved technological feasibility in 1998. Computer software development and production costs have been capitalized in accordance with SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Such costs are capitalized once technological feasibility has been achieved. Capitalized software development costs are reported at the lower of amortized cost or net realizable value. Commencing upon initial product release, these costs were amortized over their estimated economic life, generally five years, under the straight-line method. At December 31, 2000, the remaining carrying value of the capitalized software costs (of $206) was written off (see Note 5). Amortization of software development costs was $475 and $185 during 2000 and 1999, respectively. The amortization and write off of software costs are included in depreciation and amortization expenses.

        Earnings Per Share — Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflect the increase in average shares outstanding that would result from the assumed exercise of outstanding stock options and warrants, calculated using the treasury stock method. The denominator in the calculation is based on the following weighted-average number of common shares:

	December 31,			March 31,
	1999	2000	2001	2002
				(Unaudited)
Basic	14,026	13,282	14,504	17,378
Dilutive effect of stock and warrants	1,656	976	1,012	1,281

Diluted	15,682	14,258	15,516	18,659

        Interim Financial Information — The financial information as of March 31, 2002 and for the three month periods ended March 31, 2002 and 2001 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, the unaudited financial statements include all adjustments, consisting only of normal recurring items, necessary to present fairly the periods indicated. Results of operations for the interims periods are not necessarily indicative of the results for the full year.

2. ACQUISITION OF BUSINESS

        The acquisition of Eduprise closed on August 31, 2001, at which time COLLEGIS acquired 100% of the capital stock of Eduprise and all outstanding and unexercised options and warrants of Eduprise were converted into options or warrants to purchase the Company's Common Stock (see Note 3). The purchase price, aggregating $20.34 million, consisted of 4,292 shares of Common Stock with a fair value of $19.36 million; replacement options for 160 shares of Common Stock, for Eduprise option holders whose options were vested, with a fair value of $.66 million; replacement warrants to purchase 182 shares of Common Stock, with a fair value of $.03 million; and professional fees and other costs aggregating $.29 million. Replacement options to purchase 320 shares of Common Stock were issued to Eduprise option holders whose options were not vested. The fair value of these unvested replacement options of $733 was charged to deferred compensation and is being amortized over the remaining vesting period. The fair value of the stock was determined by an independent valuation. The fair value of options and warrants were determined using the Black-Scholes option-pricing model. Additionally, the Company agreed to issue options to purchase an aggregate of up to 1,149 shares of Common Stock to certain Eduprise employees at an exercise price equal to fair market value at the closing date and extended the term of options to purchase 148 shares of Common Stock held by certain former Eduprise employees (the options were to have expired in 2001). The intrinsic value of the extended options of $464 was expensed in 2001.

        The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company's management based on information available and on assumptions as to future operations. The Company obtained independent appraisals of the fair values of the acquired property and equipment and identified intangible assets and their remaining useful lives. The Company also completed the review and determination of the fair values of the other assets acquired and liabilities assumed. A summary of the allocation of the purchase price to the assets acquired and liabilities assumed in the acquisition follows:

Cash acquired	$4,103
Other working capital	(55)
Property and equipment	961
Deferred taxes	4,642
Long-term debt	(134)
Intangible assets	1,440
Goodwill	9,383

Total purchase price	$20,340

        The intangible assets relate to contractual customer relationships and will be amortized on the straight-line method over three years. Amortization expense in 2001 was $480. The goodwill is not deductible for income tax purposes.

        The results of Eduprise have been included in the financial statements since August 31, 2001. The following unaudited pro forma financial information for the years ended December 31, 2001 and 2000, assumes the Eduprise acquisition occurred as of the beginning of the respective periods, after giving effect to certain adjustments, including the amortization of intangible assets and the related tax effects. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the dates indicated, nor are they necessarily indicative of future operating results.

	Pro Forma
	2000	2001
Revenue	$60,455	$75,756
Stock compensation expense	1,720	922
Operating income (loss)	(1,416)	1,908
Net income (loss)	(609)	1,225
Net income (loss) per share — diluted	(0.03)	0.07

3. STOCKHOLDERS' EQUITY

        Common Stock — Prior to the acquisition of Eduprise, on August 31, 2001 the capitalization of COLLEGIS included the following series of common stock, all having a par value of $.01:

  •
  Series A Voting (10,000 shares authorized), 3,799 shares issued and outstanding (3,799 at December 31, 2000, 4,399 at December 31, 1999)

  •
  Series A Non-voting (10,000 shares authorized), 8,796 shares issued and outstanding (8,796 at December 31, 2000 and 1999)

  •
  Series B Non-voting (8,000 shares authorized), 489 shares issued and outstanding (479 at December 31, 2000 and 838 at December 31, 1999)

  •
  Series C (10,000 shares authorized), no shares issued

        All series had the same rights except that (i) Series A Non-voting and Series B had no right to vote and (ii) Series A was senior to the Series B and Series C with respect to dividend and liquidation preferences.

        Coincident with the acquisition of Eduprise, the Series A and Series B shares were converted into voting common stock with no preferences and designated "Common Stock" ($.01 par value), the authorization to issue Series A, Series B and Series C was cancelled, and the outstanding COLLEGIS warrants and options were amended to provide for the purchase of Common Stock. Subsequent to the conversion, the Company has 17,377 shares outstanding and has authorized the issuance of 25,000 shares.

        Redeemable Common Stock — Included in the number of Common Stock shares issued and outstanding are 748 redeemable shares at December 31, 2001, 2000 and 1999 (the "Redeemable Common Stock"). The Redeemable Common Stock is subject to a put option granted by the Company to a former officer as part of an Incentive, Put and Noncompetition Agreement (the "Put Agreement"). In the event of a triggering sale, as defined, the former officer may sell her shares to the Company at a price of $1.22 per share. The Put Agreement expires upon the completion of an IPO or other qualifying sale. At December 31, 2001 and 2000, the fair market value of the underlying common stock was in excess of the maximum redemption price.

4. WARRANTS

        Warrants to purchase 550 shares of Common Stock at a price of $0.23375, issued to a former lender, and warrants to purchase 182 shares of Common Stock at a price of $5.38, issued to replace a warrant issued by Eduprise, were outstanding at December 31, 2001.

5. RELATED PARTIES AND DISCONTINUED OPERATIONS

        In June of 1999, the Company sold its Collegis Learning Network division ("CLN") to Eduprise. Located in North Carolina, CLN was principally engaged in the development of the Company's instructional and Internet software applications, providing outsourcing services related to the hosting, maintenance and support of the software as part of the Company's overall service contracts with selected institutions.

        CLN had service revenue of $865 in 1999. Proceeds from the sale were $30, which approximated the book value of the net assets sold. The assets sold consisted principally of property and equipment and lease deposits with a net book value of $460. Eduprise assumed $430 of deferred revenue and accrued expenses. The 1999 financial statements reflect CLN as a discontinued operation.

        In connection with the transaction, the Company retained the rights to the computer software and related intellectual property developed by CLN up to the date of the sale, and granted a royalty-free license to Eduprise for the use of this intellectual property. The Company continued to provide related services under the terms of its existing service contracts, but outsourced these services to Eduprise at negotiated rates. Service fees charged to the Company by Eduprise were $287 in 2001 (for the eight months ended August 31, 2001), $430 in 2000 and $301 in 1999.

        During 2000, Eduprise announced that it would no longer support the computer software developed by CLN. As a result, the remaining carrying value of the capitalized software costs was charged to expense, as the recoverability of such amounts was doubtful.

        The Company has a consulting agreement with Salt Creek Ventures ("Salt Creek"). The principal of Salt Creek is the Chairman of the Company's Board of Directors, who was also the Chief Executive Officer of the Company from September 2001 to January 2002, and the agreement relates to the provision of services by the Chairman. Amounts paid to Salt Creek in 2001, 2000 and 1999 were $163, $125 and $50, respectively.

6. LONG-TERM DEBT

        The Company has a credit agreement with a lender that provides for maximum borrowings of up to $9,500, reduced annually through scheduled principal/commitment reductions, as defined; calls for additional mandatory principal reductions in the event the Company has excess cash flows, as defined; and expires December 31, 2003 (the "Credit Agreement"). Borrowings under the Credit Agreement bear interest at either the prime rate plus a variable spread (as defined in the Credit Agreement, 5.25% and 10.00% at December 31, 2001 and 2000, respectively) or LIBOR plus a variable spread (as defined in the Credit Agreement, 5.31% and 8.62% at December 31, 2001 and 2000, respectively) at the option of the Company. Interest is payable quarterly. At December 31, 2001 and 2000, the Company had $1,822 and $4,649 designated as LIBOR borrowings, respectively. At December 31, 2001 and 2000, the Company had $438 and $400 designated as prime borrowings, respectively. Borrowings under the Credit Agreement are secured by substantially all of the assets of the Company.

        The Credit Agreement restricts dividends and loans without the prior written consent of the lender, makes the Company subject to certain covenants and requires the Company to maintain certain financial ratios. At December 31, 2001, the Company was in compliance with all covenants and ratios.

        Debt issuance costs of $91 incurred in connection with the Credit Agreement have been capitalized and are reflected in the Balance Sheets at December 31, 2001 and 2000 net of accumulated amortization of $65 and $49, respectively.

        In June of 1999, the Company amended the Credit Agreement to provide for additional borrowings under a revolving line of credit of up to $3,000, based on eligible accounts receivable ("Line of Credit"). Borrowings under the Line of Credit bear interest at either the prime rate plus a variable spread or LIBOR plus a variable spread (as defined in the Credit Agreement), at the option of the Company. Interest is payable quarterly. Outstanding borrowings are payable in June of 2002. At December 31, 2001 and 2000, the Company had no amounts outstanding under the Line of Credit.

7. PROPERTY AND EQUIPMENT

        Property and equipment consist of the following at December 31:

	2000	2001
Furniture and equipment	$1,571	$3,406
Leasehold improvements	353	587
Computer software	449	891

	2,373	4,884
Accumulated depreciation and amortization	(1,209)	(2,674)

Property and equipment — net	$1,164	$2,210

        Depreciation and amortization expense related to property and equipment was $802, $615 and $229 in 2001, 2000 and 1999, respectively.

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        The following summarizes accounts payable and accrued expenses at December 31:

	2000	2001
Accounts payable and accrued liabilities	$1,609	$2,295
Accrued compensation	1,081	2,137
Accrued group health insurance	515	843

Total accounts payable and accrued liabilities	$3,205	$5,275

        Accrued Group Health Insurance — The Company is self-insured for portions of its group medical and dental liability costs. The amounts in excess of the self-insurance levels are fully insured. Accruals are based on claims filed and an estimate for claims incurred but not reported.

        Terminated Transaction Costs — During 1999, the Company incurred $702 of legal, accounting and other miscellaneous costs in connection with two anticipated merger transactions. These transactions were not completed. $118 was paid in 1999, the remainder in 2000.

9. NOTE PAYABLE — RELATED PARTY

        In December 1998, as part of a severance agreement with a former officer and in order to finance the officer's exercise of an option to acquire 600 shares of Series A Voting, the Company loaned the former officer $571. The loan was secured by the former officer's 600 shares of Series A Voting and was repayable under a full recourse promissory note (the "Note"). The sale or transfer of the former officer's Series A Voting shares was restricted during the time the loan remained unpaid. The Note bore interest at 7% per annum. Interest was payable quarterly and principal was due on December 31, 2000.

        In March 2000, the former officer exercised 327 options to purchase shares of Series B at $0.56 per share. Simultaneously, the Company repurchased and retired all of the former officer's shares, including the 600 shares of Series A Voting and 501 shares (including the 327 shares above) of Series B, for total consideration of $3,303. The former officer received a promissory note from the

Company in the amount of $1,652 (the "Note Payable"), and the remainder in cash. The cash received by the former officer was used to pay all amounts outstanding under the Note. Interest on the Note Payable accrues at a rate of 6.5% and is payable quarterly. The Note Payable matures on March 31, 2003.

        In accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), the Company recognized $797 of special compensation expense related to the repurchase of the 327 shares of Series B, representing the difference between the fair market value of the stock on the date of repurchase and the exercise price of the related options.

10. STOCK OPTION PLANS

        The COLLEGIS, Inc. 1996 Stock Option Plan (the "1996 Plan") was adopted on June 19, 1996. Under the provisions of the 1996 Plan, options to purchase shares of Series B may be granted to selected directors, officers, employees, and consultants of the Company at the discretion of the Board of Directors. Option terms, including the number of shares subject to the options, the exercise price and the conditions with respect to the vesting or exercisability of such options, are determined at the sole discretion of the Board of Directors. During 2000, the Board of Directors increased the maximum number of shares authorized to be issued under the 1996 Plan to 7,400 shares. During 2001 and 2000, options were generally granted with exercise prices greater than or equal to the fair value of the Series B at the date of grant. In 2001, options to purchase 259 shares granted within six months of the acquisition of Eduprise had exercise prices below $4.51. The intrinsic value of these options was remeasured using a fair value of $4.51 and the resulting intrinsic value of $391 was charged to deferred compensation. Options generally vest over four to six years and expire seven years from the date of grant.

        In connection with a former officer's severance agreement dated December 31, 1999, the Company agreed to repurchase the former officer's 190 outstanding Series B shares for $3.00 per share. The share repurchase was completed in January 2000 and the related shares were retired. In addition, the officer's remaining 660 options were cancelled. The termination of the options resulted in a charge to equity of $906 in 1999, related to the deferred tax impacts of compensation expense recorded in 1998 related to these options.

        The following summarizes changes in stock options under the 1996 Plan:

	Shares	Weighted-avg. exercise price	Weighted-avg. fair value of options granted
Outstanding at January 1, 1999	3,476	$1.89
Granted	68	3.53	$1.89
Exercised	(13)	1.69
Cancelled or forfeited	(731)	2.96

Outstanding at December 31, 1999	2,800	1.91
Granted	1,384	3.00	0.75
Exercised	(332)	0.57
Cancelled or forfeited	(502)	2.71

Outstanding at December 31, 2000	3,350	2.37
Granted	1,789	3.53	0.82
Exercised	(10)	1.69
Cancelled or forfeited	(229)	2.96

Outstanding at December 31, 2001	4,900	2.78

Exercisable at December 31, 2000	1,574	1.63

Exercisable at December 31, 2001	2,465	$2.17

        The following summarizes the option shares outstanding and exercisable, by exercise price, at December 31:

	2001
Exercise Price	Options Outstanding	Weighted-avg. Remaining Life	Options Exercisable	Weighted-avg. Remaining Life
$0.57	573	1.6	573	1.6
0.87	344	4.7	142	4.6
1.38	724	2.5	740	2.5
2.00	142	3.3	109	3.3
3.00	1,642	5.8	334	5.8
4.51	1,111	6.6	278	6.6
4.88	364	3.9	288	3.9

Total	4,900	4.7	2,464	3.5

	2000
Exercise Price	Options Outstanding	Weighted-avg. Remaining Life	Options Exercisable	Weighted-avg. Remaining Life
$0.57	573	2.6	573	2.6
1.38	791	3.5	654	3.5
2.00	191	4.3	118	4.3
3.00	1,385	6.7
4.88	411	4.9	229	4.9

Total	3,351	4.9	1,574	3.4

        The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions for options granted in 2001 and 2000:

	1999	2000	2001
Expected future dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	5.12%	5.91%	4.51%
Expected life (years)	5.00	5.00	5.00

        As the Company's stock is not publicly traded, the effects of volatility have been ignored.

        In October 1995, Statement of Financial Accounting Standards No. 123, ("SFAS 123") "Accounting for Stock-Based Compensation", was issued and is effective for financial statements for fiscal years beginning after December 15, 1995. As permitted by that statement, the Company will continue to measure compensation cost for stock option plans in accordance with APB 25. Had compensation cost for the Company's stock option plans been determined consistent with the fair value method prescribed by SFAS 123, the impact on the Company's net income would have been as follows:

	1999	2000	2001
Income from continuing operations:
As reported	$3,800	$4,452	$4,047
Pro forma	3,584	4,666	4,334
Net income:
As reported	3,249	4,452	4,047
Pro forma	3,033	4,666	4,334
Net income per share — diluted:
As reported	0.21	0.31	0.26
Pro forma	0.24	0.31	0.28

        The special compensation expense recorded in 2000 related to the repurchase of shares from a former officer (see Note 9) are not reflected in the pro forma amounts above, as such compensation expense would not be recorded under the provisions of SFAS 123.

11. EMPLOYEE BENEFIT PLAN

        The Company has a 401(k) defined contribution profit-sharing plan for all eligible employees. The Company provides matching contributions of 50% of employee contributions up to 6% of the employees' compensation and may contribute additional amounts at the discretion of the Board of Directors. The Company made matching contributions of $760, $519 and $399 in 2001, 2000 and 1999, respectively.

12. COMMITMENTS AND CONTINGENCIES

        Leases — The Company leases certain equipment and office facilities under agreements classified as operating and capital leases. These leases contain renewal options for terms up to 10 years, with adjustments in annual rentals for inflationary increases. Rental expense charged to operations for all operating leases was approximately $1,315 and $523 in 2001 and 2000, respectively. The following represents future minimum lease commitments under noncancellable leases at December 31, 2001:

Year Ending December 31	Operating Leases	Capital Leases
2002	$1,857	$57
2003	1,189	57
2004	507	20
2005	18	—

Future minimum lease payments	$3,571	134

Less imputed interest		(17)

Total capital lease obligation		117
Short-term portion		(46)

Long-term portion		$71

        From time to time, the Company is engaged in litigation incidental to its business; however, in the judgment of the Company's management, there are no significant legal proceedings pending against the Company that could have a material adverse impact on the financial condition or results of operations of the Company.

        Employment Agreements — The Company's Chief Executive Officer has an employment agreement under which, if he is terminated without cause, he is entitled to receive a cash payment of up to a year's salary and benefits.

13.    INCOME TAXES

        The components of income tax expense for 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Current:
Federal	$2,221	$2,660	$929
State	595	736	284
Deferred:
Federal	(89)	(337)	770
State	(51)	(87)	184

Total income tax expense	2,676	2,972	2,167
Benefit allocated to discontinued operations	—	—	368

Income tax expense	$2,676	$2,972	$2,535

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at December 31:

	2000	2001
Deferred tax assets:
Net operating loss	$—	$5,493
Accrued expenses and other	341	375
Deferred revenue	417	656
Amortization of bond discount related to warrants	175	170
Other	—	112

Total gross deferred tax assets	933	6,806
Deferred tax liabilities:
Prepaid expenses	117	142
Property and equipment	45	82
Intangible assets	—	402
Other	53	—

Total gross deferred tax liabilities	215	626

Total gross deferred taxes	718	6,180
Valuation allowance	—	(958)

Net deferred taxes	$718	$5,222

        The Company has operating loss carryforwards of $14,300 at December 31, 2001, expiring through 2020. The Company has established a valuation reserve at December 31, 2001 for potential limitations of the Eduprise net operating loss carryforwards as a result of the acquisition. Management believes it is more likely than not that the deferred tax assets, except for those related to the Eduprise net operating loss carryforwards, will be fully realized as the Company anticipates future taxable income sufficient to support the net deferred tax asset at December 31, 2001.

        A reconciliation of the provision for income taxes is as follows:

	1999	2000	2001
Tax at federal statutory rate	34.0%	34.0%	34.0%
State taxes	5.7	5.7	5.5
Permanent differences and other	0.3	0.3	0.5

Effective rate	40.0%	40.0%	40.0%

14. CUSTOMER CONCENTRATION

        The Company operates primarily in one industry segment. The Company has derived and expects to continue to derive a significant portion of its revenues from a relatively limited number of customers. During 2001 and 2000, no single customer accounted for more than 6.8% and 6.3% of total revenues, respectively.

        Additionally, the Company derives a significant portion of its revenues from public institutions whose fiscal stability is dependent, in part, on state and local government funding. A decrease in government funding in a state or local municipality in which the Company derives a significant portion of its revenue could have a material adverse effect on the Company's business, financial condition or results of operations. During the years ended December 31, 2001 and 2000, the Company derived 16% and 18%, respectively, of its revenue from services provided to New Jersey-based community colleges, and 16% and 13%, respectively, from services provided to Florida-based community colleges.

******

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
    Eduprise, Inc.
Morrisville, North Carolina

        We have audited the accompanying balance sheets of Eduprise, Inc. as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2000 and for the period from June 1, 1999 through December 31, 1999. These financial statements are the responsibility of Eduprise, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of Eduprise, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the year ended December 31, 2000 and for the period from June 1, 1999 through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

Raleigh, North Carolina
April 17, 2001

EDUPRISE, INC.

BALANCE SHEETS

DECEMBER 31, 1999 AND 2000 AND AUGUST 31, 2001 (UNAUDITED)

	1999	2000	2001
			(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$612,776	$8,746,657	$4,102,632
Accounts receivable	159,080	543,758	979,310
Unbilled accounts receivable	—	258,057	316,914
Prepaid assets	109,230	139,203	355,562
Other current assets	14,000	34,536	76,262
Due from related party (Note 8)	86,918	68,283	—

Total current assets	982,004	9,790,494	5,830,680

Property and Equipment, Net (Note 2)	601,565	985,801	961,492

Total Assets	$1,583,569	$10,776,295	$6,792,172

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
Accounts payable	$207,018	$125,139	$136,683
Accrued expenses	135,017	457,970	352,582
Accrued incentive compensation	—	205,000	222,815
Accrued sales and use tax payable	147,519	91,335	91,645
Current portion of capital lease obligations (Note 3)	—	21,338	45,146
Deferred revenue	272,201	490,444	976,061
Due to related party (Note 8)	167,012	—	—

Total current liabilities	928,767	1,391,226	1,824,932

Capital Lease Obligations (Note 3)	—	42,996	89,302
Commitments and Contingencies (Note 3)
Series A Convertible Redeemable Preferred Stock (Note 5) — $.01 par value; 5,227,152 shares authorized, issued, and outstanding at December 31, 2000 and August 31, 2001; aggregate liquidation preference and redemption amount of $16,874,998 at December 31, 2000 and August 31, 2001	—	14,769,404	14,982,744
Stockholders' Equity (Deficit) (Note 6):
Common stock — $.01 par value; 6,000,000 shares authorized, issued, and outstanding at December 31, 1999 and 2000 and Augut 31, 2001	60,000	60,000	60,000
Additional paid-in capital	3,520,645	5,634,878	5,815,000
Accumulated deficit	(2,925,843)	(11,122,209)	(15,979,806)

Total stockholders' equity (deficit)	654,802	(5,427,331)	(10,104,806)

Total Liabilities and Stockholders' Equity (Deficit)	$1,583,569	$10,776,295	$6,792,172

See notes to financial statements.

EDUPRISE, INC.

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 AND

PERIOD FROM JUNE 1, 1999 TO DECEMBER 31, 1999 AND

EIGHT MONTHS ENDED AUGUST 31, 2001 (UNAUDITED)

	1999	2000	2001
			(Unaudited)
Revenues:
Revenues	$1,399,202	$4,077,138	$5,397,137
Revenues from related party (Note 8)	301,000	430,000	287,000

Total revenues	1,700,202	4,507,138	5,684,137

Operating Expenses:
Professional services	1,103,829	2,906,565	3,750,752
Sales and marketing	964,278	3,216,938	2,680,941
General and administrative (Notes 7 and 8)	1,930,859	4,552,425	3,597,627
Research and development	453,271	1,740,347	—
Stock compensation charges (Note 6)	80,645	374,586	180,122
Depreciation (Note 2)	99,397	291,910	285,038

Total operating expenses	4,632,279	13,082,771	10,494,480

Operating Loss	(2,932,077)	(8,575,633)	(4,810,343)

Other Income (Expense):
Interest income	23,733	682,736	203,362
Interest expense (Note 8)	(17,499)	—	(10,533)

Other income, net	6,234	682,736	192,829

Net Loss	(2,925,843)	(7,892,897)	(4,617,514)
Accretion of Discount on Series A Preferred Stock (Note 5)	—	(303,469)	(240,083)

Net Loss Applicable to Common Stockholders	$(2,925,843)	$(8,196,366)	$(4,857,597)

See notes to financial statements.

EDUPRISE, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

YEAR ENDED DECEMBER 31, 2000 AND PERIOD FROM JUNE 1, 1999 TO

DECEMBER 31, 1999 AND EIGHT MONTHS ENDED AUGUST 31, 2001 (UNAUDITED)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Issuance of shares in formation of company	1,000	$10	$29,990	$—	$30,000
Cancellation of common stock	(1,000)	—	—	—	—
Sale of common stock	6,000,000	59,990	3,410,010	—	3,470,000
Compensation for stock options issued	—	—	80,645	—	80,645
Net loss	—	—	—	(2,925,843)	(2,925,843)

Balance, December 31, 1999	6,000,000	60,000	3,520,645	(2,925,843)	654,802
Issuance of warrants for common stock and beneficial conversion feature	—	—	1,739,647	—	1,739,647
Compensation for stock options issued	—	—	374,586	—	374,586
Net loss	—	—	—	(7,892,897)	(7,892,897)
Accretion of discount on Series A Preferred Stock	—	—	—	(303,469)	(303,469)

Balance, December 31, 2000	6,000,000	60,000	5,634,878	(11,122,209)	(5,427,331)
Compensation for stock options issued (unaudited)	—	—	180,122	—	180,122
Net loss (unaudited)	—	—	—	(4,617,514)	(4,617,514)
Accretion of discount on Series A Preferred Stock (unaudited)	—	—	—	(240,083)	(240,083)

Balance, August 31, 2001 (unaudited)	6,000,000	$60,000	$5,815,000	$(15,979,806)	$(10,104,806)

See notes to financial statements.

EDUPRISE, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2000 AND
PERIOD FROM JUNE 1, 1999 TO DECEMBER 31, 1999 AND
EIGHT MONTHS ENDED AUGUST 31, 2001 (UNAUDITED)

	1999	2000	2001
			(Unaudited)
Operating Activities:
Net loss	$(2,925,843)	$(7,892,897)	$(4,617,514)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on disposal of property and equipment	—	5,158	33,862
Depreciation	99,397	291,910	285,038
Compensation for stock options issued	80,645	374,586	180,122
Changes in operating assets and liabilities:
Accounts receivable and amounts due from related party	(245,998)	(624,100)	(426,126)
Prepaid expenses and other current assets	(115,752)	(50,509)	(258,085)
Accounts payable and amounts due to related party	258,090	(248,891)	11,544
Accrued expenses	89,046	471,769	(87,263)
Deferred revenue	52,451	218,243	485,617

Net cash used in operating activities	(2,707,964)	(7,454,731)	(4,392,805)

Investing Activities —
Purchases of property and equipment	(149,260)	(616,970)	(205,559)

Financing Activities:
Proceeds from sale of Series A preferred stock, net	—	14,465,935	(26,743)
Proceeds from sale of common stock	3,470,000	—	—
Issuance of notes payable to related parties	1,000,000	—	—
Repayment of notes payable to related parties	(1,000,000)	—	—
Repayment of capital lease obligation			(18,918)
Proceeds of warrants and beneficial conversion feature	—	1,739,647

Net cash provided by (used in) financing activities	3,470,000	16,205,582	(45,661)

Net Increase (Decrease) in Cash and Cash Equivalents	612,776	8,133,881	(4,644,025)
Cash and Cash Equivalents:
Beginning of year	—	612,776	8,746,657

End of year	$612,776	$8,746,657	$4,102,632

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$17,499	—	$10,533
Supplemental Schedule of Non-Cash Investing and Financing Activities:
During 1999, Eduprise, Inc. was formed in a spin-off transaction from COLLEGIS, Inc. as noted in Note 1. In connection with this transaction the following assets and liabilities were assumed:
	Property and equipment		$551,702
	Other assets		$7,478
	Deferred revenue		$219,750
	Other liabilities		$309,430

During the eight months ended August 31, 2001 and the year ended December 31, 2000, Eduprise, Inc., recorded dividends totaling $240,083 and $303,469, respectively, on its Series A Preferred Stock related to the accretion of the initial discount on the stock.
During the eight months ended August 31, 2001 and the year ended December 31, 2000, Eduprise, Inc., acquired property totaling $89,032, and $64,334 respectively, under capital leases.

See notes to financial statements.

EDUPRISE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2000 AND PERIOD FROM JUNE 1, 1999

TO DECEMBER 31, 1999 AND EIGHT MONTHS ENDED AUGUST 31, 2001,

(unaudited as to August 31, 2001 information)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

        Eduprise, Inc. ("Eduprise" or the "Company") is a service and solutions provider for the e-learning marketplace which assists organizations in integrating Internet technologies into the learning process. The Company's revenues are generated from the provision of a comprehensive set of services including strategic consulting, instructional design and support, course development, program management, and application hosting services. All of the Company's operations are focused in one segment.

        The Company was originally incorporated in the State of Delaware on December 31, 1998 as CLN, Inc., a wholly owned subsidiary of COLLEGIS, Inc. ("Collegis"). On May 17, 1999, CLN, Inc. changed its name to Eduprise.com, Inc.

        On May 31, 1999, Collegis transferred all of the assets and liabilities of its Collegis Learning Network business, with a fair value of approximately $30,000, to Eduprise.com. Prior to acquiring the Collegis Learning Network business, Eduprise.com had not commenced operations. Collegis then sold all of the outstanding common shares of Eduprise.com (1,000 common shares) to Mr. John Canning, a minority shareholder (approximately 1.0% ownership interest) of Collegis for $30,000. The sale of assets has been accounted for in accordance with the purchase method of accounting. A summary of the purchase price allocation for the Collegis transaction is as follows:

Property and equipment	$551,702
Other assets	7,478
Deferred revenue	(219,750)
Liabilities assumed	(309,430)

$30,000

        On August 31, 1999, Mr. Canning contributed all 1,000 outstanding shares of Eduprise.com to EDU, L.L.C. ("EDU"), a limited liability corporation owned by Mr. Canning. EDU then transferred $3,470,000 in cash to Eduprise.com in exchange for 6,000,000 shares of Eduprise's common stock, $0.01 par value, at a price of approximately $.58 per share. The original 1,000 shares of Eduprise.com then owned by EDU were cancelled in connection with this transaction.

        On September 22, 2000 the Company changed its name from Eduprise.com, Inc. to Eduprise, Inc.

        The following is a summary of the Company's significant accounting policies:

        Unaudited Financial Statements — The financial statements as of August 31, 2001, and for the eight months ended August 31, 2001, are unaudited. In addition, disclosure information subsequent to April 17, 2001, (the original issuance date of the 2000 financial statements) is unaudited. In the opinion of management, the unaudited balance sheet at August 31, 2001, and the unaudited statements of operations, stockholders' equity (deficit), and cash flows for the eight months ended August 31, 2001, include all adjustments, which include only normal recurring adjustments, necessary to present the financial position and results of operations and cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America. The results of operations for the eight months ended August 31, 2001, are not necessarily indicative of results to be expected for a full fiscal year or any other period.

        Cash and Cash Equivalents — The Company considers all money market accounts, debt instruments purchased with an original maturity of three months or less, and other highly liquid investments to be cash equivalents.

        Property and Equipment — Property and equipment is carried at cost and is being depreciated using the straight-line method over the estimated useful lives of the related assets over periods ranging from 3 to 7 years. Maintenance and repairs are charged to expense when incurred; improvements are capitalized. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the account and any gain or loss is recognized.

        Fair Value of Financial Instruments — The carrying amounts for cash and cash equivalents, trade accounts receivable, unbilled receivables on contracts, prepaid expenses, accounts payable, accrued expenses, and certain other assets and liabilities approximate fair value because of the short-term nature of these items. The carrying amounts of capital leases approximate fair value as the terms of the lease approximated market conditions at December 31, 2000 and 1999.

        Income Taxes — The tax effect of losses for all periods presented are recorded under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of "temporary" differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not expected to be realized. As of August 31, 2001 and December 31, 2000 and 1999, the net deferred tax assets have been fully reserved.

        Revenue Recognition — Eduprise derives revenues from the provision of a comprehensive set of services including strategic consulting, instructional design and support, course development, program management, and software application hosting services. Eduprise's customers do not have the contractual right to take possession of the Company's proprietary software. Therefore, in accordance with Emerging Issues Task Force ("EITF") Abstract 00-3, Application of AICPA Statement of Position 97-2, Software Revenue Recognition, to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware, licensing and hosting revenues from contractual arrangements are generally recognized ratably over the contractual period. All other revenues are recognized as the services are performed. Amounts billed or received for which services have not yet been provided are recorded as deferred revenues in the current liabilities section of the accompanying balance sheet.

        Stock Split — On March 10, 2000, the Company effected a six-for-one stock split of the Company's capital stock. All references to authorized and issued common shares, options and warrants in the accompanying financial statements and notes have been retroactively adjusted to reflect this stock split for all periods presented.

        Stock Compensation — For stock and equity instruments granted to employees, Eduprise follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Eduprise follows the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. For stock and equity instruments issued to non-employees, the Company follows the provisions of SFAS No. 123 and EITF Abstract 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

        Stock Warrants — Warrants to purchase preferred stock issued in connection with equity financings are recorded at amounts based on the warrant's relative estimated fair values at time of issuance and credited to additional paid-in capital. Any resulting discount is amortized as dividends over the term of the equity's minimum redemption period using the interest method.

        Beneficial Conversion Features — Beneficial conversion features resulting from the issuance of equity instruments with an effective conversion price less than current fair market value are computed in accordance with EITF 00-27, Application of EITF Issue 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments. Any resulting discount is amortized as dividends over the term of the equity's minimum redemption period using the interest method.

        Comprehensive Income (Loss) — Eduprise follows the guidance of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. There were no items of other comprehensive income during 1999, 2000 or 2001.

        Customer Concentrations — Accounts receivable are unsecured, and the Company is at risk to the extent that such amounts become uncollectible. Ongoing credit evaluations of customers' financial condition are performed by management. Actual bad debt expense and the allowance for uncollectible receivables as of August 31, 2001, and December 31, 2000 and 1999 are insignificant.

        At December 31, 1999, one account represented approximately 34% of gross trade receivables. At December 31, 2000, two accounts represented approximately 35% of gross trade receivables. At August 31, 2001, three accounts represented approximately 36% of gross trade receivables.

        During 1999, three customers each accounted for more than 10% of the Company's total revenue. These three customers accounted for a total of 55% of the Company's total revenue. During 2000, one customer accounted for more than 10% of the Company's total revenue. This one customer accounted for a total of 13% of the Company's total revenue. During the eight months ended August 31, 2001, one customer accounted for more than 10% of the Company's revenue. This customer accounted for a total of 10.2% of the Company's total revenue. In addition, Collegis, a related party, accounted for approximately 17.6% of total revenues for the period from June 1, 1999 to December 31, 1999. During 2000, Collegis accounted for approximately 9.5% of total revenues. During the eight months ended August 31, 2001, Collegis accounted for approximately 5.1% of total revenues.

        Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

        Reclassifications — Certain 1999 and 2000 amounts have been reclassified to conform to the 2001 presentation.

        Recent Accounting Pronouncements — In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Eduprise adopted the new reporting guidelines on January 1, 2001. The initial adoption of SFAS No. 133 did not have a significant impact on its financial position or results of operations.

2. PROPERTY AND EQUIPMENT

        Property and equipment at December 31, 1999 and 2000 and August 31, 2001 are summarized as follows:

	Depreciable Lives	1999	2000	2001
				(Unaudited)
Fixtures and furniture	7 years	$224,619	$397,254	$473,287
Equipment	3 years	421,545	803,091	860,319
Software	3 years	52,817	163,858	217,170
Leasehold improvements and other	3 years	1,981	10,096	79,845

Total		700,962	1,374,299	1,630,621
Less accumulated depreciation		(99,397)	(388,498)	(669,129)

Property and equipment, net		$601,565	$985,801	$961,492

3. LEASE COMMITMENTS

        Leases — The Company leases certain equipment and office facilities under agreements classified as operating and capital leases. These leases contain renewal options for terms up to 10 years, with adjustments in annual rentals for inflationary increases. Rental expense charged to operations for all operating leases totaled approximately $302,000 for the eight month period ended August 31, 2001, $313,500 for the year ended December 31, 2000 and $158,000 for the period from June 1, 1999 to

December 31, 1999. As of August 31, 2001, future minimum lease commitments on leases that had initial or remaining non-cancelable lease terms of one year or longer, are as follows:

Year Ending December 31	Operating Leases	Capital Leases
2001	$475,488	$19,068
2002	1,343,147	57,204
2003	1,188,527	57,204
2004	507,439	19,885
2005	18,193	—

Future minimum lease payments	$3,532,794	153,361

Less imputed interest		(18,913)

Total capital lease obligation		134,448
Short-term portion		(45,146)

Long-term portion		$89,302

4. INCOME TAXES

        The components of Eduprise's net deferred tax asset as of December 31, 2000 and 1999 and August 31, 2001, are as follows:

	1999	2000	2001
			(Unaudited)
Deferred tax assets:
Net operating loss carryforwards	$1,056,000	$3,984,000	$5,506,000
Organizational costs	31,000	24,000	20,000
Compensation for nonqualified stock options	32,000	176,000	245,000
Other	11,000	(40,000)	79,000

Total deferred tax assets	1,130,000	4,144,000	5,850,000
Valuation allowance	(1,130,000)	(4,144,000)	(5,850,000)

Net deferred tax assets	$—	$—	$—

        Based on management's evaluation of the positive and negative evidence impacting the realization of the deferred tax assets, a valuation allowance has been provided. Management has considered Eduprise's history of losses and concluded that as of December 31, 1999 and 2000 and August 31, 2001, the net deferred tax assets should be fully reserved as it is uncertain that the deferred tax assets will be realized.

        For the period from June 1, 1999 to December 31, 1999, the year ended December 31, 2000 and the eight months ended August 31, 2001, reported income taxes differ from income tax benefit that would result from applying the federal statutory rate of 34% to pretax loss due to the following:

	1999	2000	2001
			(Unaudited)
Computed expected tax benefit	$(994,000)	$(2,684,000)	$(1,570,000)
State tax benefit, net of federal benefit	(150,000)	(365,000)	(213,000)
Meals and entertainment	4,000	20,000	13,000
Other	10,000	15,000	64,000
Change in valuation allowance	1,130,000	3,014,000	1,706,000

Income tax benefit	$—	$—	$—

        Eduprise has operating and economic loss carryforwards of approximately $14.3 million at August 31, 2001 and $10 million at December 31, 2000, expiring through 2020, which can be offset against future federal and state taxable income. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which might cause limitations in the amount of net operating losses that Eduprise may utilize in any one year include, but are not limited to, a cumulative change in ownership of more than 50% over a three-year period. At December 31, 2000, the effect of such limitations, if imposed, is not expected to be significant. The completion of the acquisition of Eduprise by Collegis on August 31, 2001 (see Note 9) may limit future utilization of such loss carryforwards.

5. PREFERRED STOCK

        On January 28, 2000, the Company completed the sale of 4,607,640 shares of Series A convertible redeemable preferred stock to several financial investors and several private investors for cash consideration of $14,874,998 ($3.23 per share). The Company's net proceeds from the sale totaled $14,271,154 (net of offering costs of $603,844).

        In January 2000, in connection with the Series A preferred stock offering, the Company issued a warrant to U.S. Bancorp Piper Jaffray to purchase 303,870 shares of preferred stock. The exercise price is $3.23 per share. The warrant expires on the earlier of the second anniversary of an initial public offering of the Company's capital stock or January 28, 2005. The value of the warrant, as determined under the Black-Scholes model, was determined to be $869,824. In addition, the Series A preferred stock contained a beneficial conversion feature with an intrinsic value of $869,825. The amount of the proceeds allocated to the warrants and the beneficial conversion feature was accounted for as a discount on the preferred stock and is being amortized as dividends over the term of the equity's minimum redemption period using the interest method.

        On March 20, 2000, Eduprise completed the sale of 619,195 shares of its Series A preferred stock to EDU at a price of $3.23 per share. Total proceeds of the sale were $2,000,000 (net of offering costs of $65,672). During 2001, the Company paid additional offering costs for two investors totaling $26,743.

        Dividends Rights — The Series A preferred stock bears cumulative dividends at 8.0% per annum, when and if declared by the Board of Directors. As of August 31, 2001, the Board of Directors have not declared any dividends, therefore, no dividends are accrued.

        Conversion Rights — Each holder of Series A preferred stock shall have the right to convert all such shares at any time into shares of Eduprise's common stock at a 1:1 conversion ratio. Interest on such dividends shall not compound with respect to the accrued and unpaid dividends of any prior year. The Series A preferred stock automatically converts into common stock upon (a) the election of two-thirds of the Series A preferred shares then outstanding or (b) immediately prior to closing of an initial public offering of common stock under the Securities Act of 1933 with net proceeds of at least $25,000,000 and a per share offering price of at least $6.46 per share (subject to adjustment for subsequent splits of the common stock). Upon the conversion of any Series A preferred share into common stock, the holder of each Series A preferred share shall receive in cash the aggregate amount of dividends on their preferred shares, if any, that have been declared by the Board of Directors but not yet paid. Accrued but undeclared dividends do not convert into common stock.

        Liquidation Privileges — Upon the dissolution, liquidation, or winding up of Eduprise, whether voluntary or involuntary, each share of Series A shall be entitled to receive, prior to and in preference to any distribution of any assets of the Company to the holders of common stock, an amount of $3.23 per Series A share, plus declared but unpaid dividends. Upon the Series A liquidation preference, the remaining assets of the Company shall be distributed between the holders of Series A preferred stock ratably until the holders shall receive the full amount to which they would otherwise be entitled.

        Mandatory Redemption Features — One-third of the Series A preferred stock is redeemable at the option of the holder on January 31, 2005, 2006, and 2007, at a price equal to the original purchase price plus any declared and unpaid dividends. As of December 31, 2000 and August 31, 2001, the minimum mandatory redemption amounts totaled approximately $5,625,000 in 2005, 2006, and 2007. The carrying value of the Series A Preferred stock will be increased by periodic accretion, in the form of accrued dividends, so that the carrying value will equal the mandatory redemption value on the final mandatory redemption date. Such accretion totaled $303,469 in 2000 and $240,083 for the eight months ended August 31, 2001.

6. COMMON STOCK AND STOCK OPTIONS

        As discussed in Note 1, Eduprise was originally capitalized as a wholly owned subsidiary of Collegis, with 1,000 shares of common stock outstanding. On May 31, 1999, Collegis sold its interest in Eduprise to Mr. John Canning, a minority shareholder of Collegis and a founding member of EDU. In August 1999, Mr. Canning contributed the 1,000 outstanding shares of Eduprise to EDU. In August 1999, Eduprise issued 6,000,000 shares to EDU, L.L.C. in exchange for $3,500,000 in cash. The original 1,000 shares then owned by EDU were cancelled in this transaction.

        The Company has adopted and approved the 1999 Stock Option Plan (the "Plan") which provides for the issuance of up to 1,741,950 incentive or nonstatutory stock options thereunder to directors, officers and employees of the Company. On February 9, 2000, the Company amended the Plan whereby the total aggregate number of options that may be granted increased to 3,600,000. Generally, options vest 25% each year over a four-year period. Stock compensation expense of $177,284, $310,459 and $80,645, respectively, was recognized for the eight month period ended August 31, 2001, and the periods ended December 31, 2000 and 1999 for options granted to employees during those respective periods. Stock compensation expense of $2,838 and $64,127 was recognized for the eight month period ended August 31, 2001 and the year ended December 31, 2000, respectively, for options granted to nonemployees in 2000. Had compensation cost for all options granted been determined based on the fair value at the grant date for awards under the Plan consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the effect on the Company's net loss would have been to increase the net loss by approximately $4,300 for the eight-month period ended August 31, 2001, to increase the net loss by approximately $19,000 in 2000 and to increase net loss by approximately $5,000 in 1999.

        The estimated weighted-average grant-date fair value of options granted for the years ended December 31, 1999 and 2000 and eight months ended August 31, 2001 are as follows:

	1999	2000	2001
			(Unaudited)
Exercise price less than market price:
Weighted-average exercise price	$0.17	$0.17	$—
Weighted-average grant-date fair value	$0.50	$0.90	$—
Exercise price greater then market price:
Weighted-average exercise price	$—	$2.50	$1.15
Weighted-average grant-date fair value	$—	$0.02	$0.10

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 0% for all periods, risk-free interest rates of 6.0%, 5.15% and 6.4%, expected lives of 4 years, and volatility of 142%. Volatility is used only for those options granted to non-employees in 2001 and 2000. No options were granted to non-employees in 1999. A summary of the status of the Company's Plan as of August 31, 2001 and December 31, 2000 and 1999 and changes during these periods ended on those dates is presented below:

	1999		2000		2001
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
					(Unaudited)
Outstanding at beginning of period	—	$—	1,741,938	$0.17	2,436,659	$0.61
Granted	1,741,938	$0.17	1,111,250	$1.24	378,325	$1.15
Exercised	—	$—	—	$—	—	$—
Terminated	—	$—	416,529	$0.49	367,841	$0.82

Outstanding at end of year	1,741,938	$0.17	2,436,659	$0.61	2,447,143	$0.65

Options exercisable at period end	—	$—	396,776	$0.17	815,841	$0.43

        The following table summarizes information about fixed stock options outstanding at December 31, 2000:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding at 12/31/00	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at 12/31/00	Weighted- Average Exercise Price
$0.17	1,982,909	2.63	$0.17	396,776	$0.17
$2.50	458,750	3.25	$2.50	—	$0.00

	2,441,659	2.75	$0.61	396,776	$0.17

        The following table summarizes information about fixed stock options outstanding at August 31, 2001 (unaudited):

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding at 8/31/01	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at 8/31/01	Weighted- Average Exercise Price
$0.17	1,751,618	1.96	$0.17	650,809	$0.17
$1.00	288,650	3.58	$1.00
$2.50	406,875	2.58	$2.50	165,032	$2.50

	2,447,143	2.28	$0.65	815,841	$0.43

        In January 2000, in connection with the Series A offering, the Company issued a warrant to U.S. Bancorp Piper Jaffray, Inc. to purchase 303,870 shares of Series A preferred stock. The exercise price is $3.23. The warrant has a term of 5 years and expires on the earlier of the second anniversary of an initial public offering of the Company's capital stock or January 28, 2005. The fair value of the warrant as of the grant date was estimated at $2.86 per share.

7. EMPLOYEE BENEFIT PLAN

        The Company has a 401(k) plan for all eligible employees. Eduprise provides a matching contribution as a percentage of employee contributions. This matching percentage, which was 50% of the first 6% of employee contributions through August 31, 2001, is determined based on management's discretion each year. Employer matching contributions vest over a three-year period as follows: 33% at the end of year one, 66% at the end of year two and 100% at the end of year three. Eduprise's contributions to the plan amounted to approximately $108,000 for the eight month period ended August 31, 2001, $143,000 in 2000 and $46,000 in 1999.

8. RELATED PARTY TRANSACTIONS

        On May 31, 1999, Eduprise entered into a mutual support agreement with Collegis. This agreement specifies Eduprise's right to the perpetual use of intellectual property that was developed by Collegis and the performance of various services for Collegis for agreed-upon fees. In connection with this agreement, Eduprise recognized approximately $287,000, $430,000 and $301,000 of services revenue from Collegis during the eight month period ended August 31, 2001, and the periods ended December 31, 2000 and 1999, respectively. The support agreement terminates on January 1, 2019.

        In connection with the formation of the Company, Eduprise assumed the rights and obligations of Collegis' services agreement with the Collegis Research Institute ("CRI"), a not-for-profit research organization related to the Company through common directors. In connection with the services agreement, Eduprise was obligated to provide to CRI outsourcing, management and administrative services and to serve as liaison on behalf of CRI with outside advisors, to the extent such services are authorized by the President of CRI. CRI has agreed to reimburse the Company for its costs in providing such services. Amounts received from CRI as reimbursement of the cost of services provided are accounted for as a reduction of the related expense amounts in the statement of operations. During 1999, the Company provided approximately $150,000 in services and costs to CRI. At December 31, 1999 amounts were due from CRI in the amount of approximately $87,000 and are classified as due from related party in the accompanying balance sheet. This agreement was terminated in 2000, and no amounts were due from CRI at December 31, 2000.

        During 1999, the Company issued a $1,000,000 note payable to a shareholder. The note was due on demand, bore interest at 7.0% per annum, and was repaid in full during 1999.

        In connection with the initial formation of the Company as a wholly owned subsidiary of Collegis, the Company recognized a liability to Collegis of approximately $116,000. As of December 31, 1999, Eduprise owed Collegis approximately $167,000, which was due on demand. This was repaid during

2000. At December 31, 2000 amounts due from Collegis totaled $68,283. At August 31, 2001, no amounts were due to or from Collegis.

9. SUBSEQUENT EVENT (UNAUDITED)

        On August 31, 2001, Collegis acquired all of the capital stock of Eduprise. The merged entity was renamed CollegisEduprise, Inc. All outstanding shares of preferred and common stock of Eduprise were exchanged for shares of common stock of Collegis and all outstanding and unexercised options and warrants of Eduprise were converted into options or warrants to purchase Collegis common stock. The aggregate purchase price of the acquisition was approximately $20.34 million. The accompanying financial statements of Eduprise as of August 31, 2001 are presented immediately prior to the closing of the Collegis acquisition.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth fees payable by us in connection with the issuance and distribution of our common stock in this offering. Collegis, Inc. will bear all of the expenses shown below. All such fees and expenses, except the Securities and Exchange Commission registration fee and the NASD filing fee, are estimated:

Securities and Exchange Commission Registration Fee		$6,900
NASD Filing Fee		8,000
Nasdaq Stock Market Listing Fee		*
Transfer Agent Fees and Expenses		*
Printing and Engraving Fees and Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Director and Officer Insurance		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment

Item 14. Indemnification of directors and officers

        Subsection (a) of Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Our Certificate of Incorporation and By-Laws provide that indemnification shall be to the fullest extent permitted by the DGCL for all of our current or former directors or officers.

        As permitted by the DGCL, our Certificate of Incorporation provides that directors shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) under Section 174 of the DGCL or (iv) for any transaction in which a director derives an improper personal benefit.

Item 15. Recent Sales of Unregistered Securities

        Since January 1, 1999, we have issued the following securities which were not registered under the Securities Act:

            (i)  Stock Option Plan Issuances: Since January 1, 1999, we have issued options to purchase an aggregate of 3,675,302 shares of our common stock to our non-employee directors, employees and consultants. The weighted average exercise price of these options is equal to $3.47. The actual per share exercise price of each of these options is equal to the fair market value of the shares of our common stock as of the date of each grant; and

          (ii)  On August 31, 2001, in connection with the Eduprise acquisition, we issued 4,291,950 shares of our common stock with a fair market value at that time of $19.36 million to the former shareholders of Eduprise, replacement options for 160,068 shares of our common stock to former holders of Eduprise options, with a fair market value at that time of $0.66 million, replacement warrants to purchase 182,170 shares of our common stock issued to a former holder of Eduprise warrants, with a fair market value at that time of $0.03 million.

        In each of the above instances, exemption from registration was claimed on the grounds that the issuance of such securities did not involve any public offering within the meaning of Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation of Collegis, Inc.*
3.2	Amended and Restated By-laws of Collegis, Inc.*
4.1	Specimen Certificate for Collegis, Inc. common stock.*
4.2	Amended and Restated Registration, Stockholders' and Joinder Agreement between Collegis, Inc. and the stockholders named therein, dated as of August 31, 2001.
5.1	Opinion of Winston & Strawn (including consent).*
10.1	Stock Option Plan of Collegis, Inc., dated as of April 11, 1996 and subsequently amended.
10.2	Form of 1996 Stock Option Plan Agreement.
10.3	2002 Collegis, Inc. Stock Incentive Plan.*
10.4	Letter Agreement between Collegis, Inc. and Thomas V. Huber dated as of September 20, 2000.
10.5	Salt Creek Ventures Consulting Agreement.*
23.1	Consents of Deloitte & Touche, LLP.
23.2	Consent of Winston & Strawn (contained in the opinion filed as Exhibit 5.1).*
24.1	Power of Attorney (included in signature pages).

*
To be filed by amendment

(b)
Financial Statement Schedules

None.

Item 17. Undertakings

        (a)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)  The undersigned Registrant hereby undertakes that:

          (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)  For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)  The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maitland, in the State of Florida, on the 30th day of May, 2002.

COLLEGIS, INC.
By:	/s/ THOMAS V. HUBER
	Name:	Thomas V. Huber
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        The undersigned directors and officers of Collegis, Inc. do hereby constitute and appoint Thomas V. Huber and Robert C. Bowers, and each of them, with full power of substitution, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below which such person may deem necessary or advisable to enable Collegis, Inc. to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below and any and all amendments (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provisions of Rule 462(b) under the Securities Act) hereto; and we do hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ ROBERT E. KING Robert E. King	Chairman of the Board of Directors	May 30, 2002
/s/ THOMAS V. HUBER Thomas V. Huber	Director, President and Chief Executive Officer (Principal Executive Officer)	May 30, 2002
/s/ ROBERT C. BOWERS Robert C. Bowers	Director, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 30, 2002

/s/ MARVIN WACHMAN Marvin Wachman	Director, Chairman Emeritus of Board of Directors	May 30, 2002
/s/ DR. WILLIAM H. GRAVES Dr. William H. Graves	Director, Vice Chairman	May 30, 2002
/s/ ROBERT H. ATWELL Robert H. Atwell	Director	May 30, 2002
/s/ JAMES E. COWIE James E. Cowie	Director	May 30, 2002
/s/ BERNARD GOLDSTEIN Bernard Goldstein	Director	May 30, 2002
/s/ DR. THURSTON E. MANNING Dr. Thurston E. Manning	Director	May 30, 2002
/s/ KENNETH G. PIGOTT Kenneth G. Pigott	Director	May 30, 2002
/s/ JANE RYLAND Jane Ryland	Director	May 30, 2002

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TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
Our Company
The Offering
SUMMARY FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
UNAUDITED PRO FORMA FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Option Grants in Last Fiscal Year
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
COLLEGIS, INC. BALANCE SHEETS (amounts in thousands)
COLLEGIS, INC. STATEMENTS OF INCOME (amounts in thousands, except per share data)
COLLEGIS, INC. STATEMENTS OF CASH FLOWS (amounts in thousands)
COLLEGIS, INC. NOTES TO FINANCIAL STATEMENTS (amounts in thousands, except per share data)
EDUPRISE, INC. BALANCE SHEETS DECEMBER 31, 1999 AND 2000 AND AUGUST 31, 2001 (UNAUDITED)
EDUPRISE, INC. STATEMENTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2000 AND PERIOD FROM JUNE 1, 1999 TO DECEMBER 31, 1999 AND EIGHT MONTHS ENDED AUGUST 31, 2001 (UNAUDITED)
EDUPRISE, INC. STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) YEAR ENDED DECEMBER 31, 2000 AND PERIOD FROM JUNE 1, 1999 TO DECEMBER 31, 1999 AND EIGHT MONTHS ENDED AUGUST 31, 2001 (UNAUDITED)
EDUPRISE, INC. STATEMENTS OF CASH FLOWS YEAR ENDED DECEMBER 31, 2000 AND PERIOD FROM JUNE 1, 1999 TO DECEMBER 31, 1999 AND EIGHT MONTHS ENDED AUGUST 31, 2001 (UNAUDITED)
EDUPRISE, INC. NOTES TO FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2000 AND PERIOD FROM JUNE 1, 1999 TO DECEMBER 31, 1999 AND EIGHT MONTHS ENDED AUGUST 31, 2001, (unaudited as to August 31, 2001 information)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of directors and officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY